Notice of Annual Meeting

of Shareholders

February 25, 2010

Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at Fairmont The Queen Elizabeth, Montreal, Quebec, in the Grand Salon, on Thursday, February 25, 2010 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2009 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider an advisory resolution on executive compensation approach;

5.	to consider shareholder proposals attached as Schedule A to the accompanying Management Proxy Circular; and

6.	to transact other business properly brought before the meeting.

January 14, 2010

By Order of the Board

/s/  Michelle Caturay
Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel

YOUR VOTE IS IMPORTANT

If you are unable to attend the meeting in person please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 by 10:00 a.m. (Eastern Standard Time) on February 24, 2010.

OUTSTANDING COMMON SHARES AT RECORD DATE

On January 4, 2010 (the date for determining shareholders entitled to receive notice of the meeting) the number of outstanding common shares was 384,365,816.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416 643-5500 or toll free in Canada and the United States at 1 800 387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 14, 2010

DEAR SHAREHOLDERS,

We invite you to attend CIBC’s Annual Meeting of Shareholders that will be held at Fairmont The Queen Elizabeth, in the Grand Salon, Montreal, Quebec, on Thursday, February 25, 2010, at 10:00 a.m. (Eastern Standard Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2009 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance. Your vote is important. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2009 Annual Accountability Report, quarterly financial reports and other corporate information, also available on our website.

Sincerely,

/s/ Charles Sirois	/s/ Gerald T. McCaughey
Charles Sirois Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location Fairmont The Queen Elizabeth Grand Salon 900 Rene Levesque Blvd. W. Montreal, Quebec H3B 4A5	Live Webcast www.cibc.com

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as of January 4, 2010, and all dollar figures are in Canadian dollars, unless indicated otherwise.

TABLE OF CONTENTS

VOTING INFORMATION
1	Matters to be voted on
1	Who can vote
1	Voting restrictions
1	How to vote
1	Voting by proxy
2	Solicitation of proxies
2	Confidentiality

BUSINESS OF THE MEETING
3	Financial statements
3	Appointment of auditors
3	Election of directors
16	Advisory resolution on executive compensation approach
16	Shareholder proposals

BOARD COMMITTEE REPORTS
17	Audit Committee
19	Corporate Governance Committee
20	Management Resources and Compensation Committee
22	Risk Management Committee

DIRECTOR COMPENSATION
23	Director compensation

EXECUTIVE COMPENSATION
28	Letter to shareholders
31	Pay for Performance — Highlights
32	Compensation Discussion and Analysis
32	• Role and accountabilities of the Management Resources and Compensation Committee
34	• CIBC’s compensation framework for the Senior Executive Team
41	• CIBC versus regulatory guidance/best practices
42	• CIBC’s fiscal 2009 performance
45	• Total Direct Compensation for the Named Executive Officers
49	Tables

OTHER INFORMATION
65	Indebtedness of directors and executive officers
65	Directors and officers liability insurance
66	Indemnification
66	Availability of information
66	Contacting CIBC’s Board of Directors
66	Directors’ approval

SCHEDULES
A	Shareholder Proposals
B	Statement of Corporate Governance Practices

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Compensation Discussion and Analysis” section of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

 VOTING INFORMATION

Matters to be voted on

At the Annual Meeting of Shareholders, shareholders are voting on:

•	the appointment of auditors;

•	the election of directors;

•	an advisory resolution on executive compensation approach; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions explained below under Voting restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 4, 2010.

At January 4, 2010 there were 384,365,816 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under Voting by proxy and Appointing a proxyholder.

Non-registered shareholders – Non-registered shareholders own shares but the shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary you should follow the instruction in the form provided by your intermediary.

To vote your shares in person at the meeting you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the form provided by your intermediary; and

2)	return the form to the intermediary in the envelope provided.

Do not complete the voting section of the form as your vote will be taken at the meeting.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon will vote your shares in the Investment Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as explained below under Revoking your proxy.

Voting by proxy

If you will not be at the meeting, you may vote by using a proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 a.m. (Eastern Standard Time) on February 24, 2010.

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VOTING INFORMATION

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR an advisory resolution on executive compensation approach; and

•	AGAINST Shareholder Proposal Numbers 1 through 3.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario  M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on February 24, 2010 or by depositing it with the chair of the meeting on February 25, 2010.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting and costs associated with the solicitation will be paid by CIBC. Proxy solicitation will be primarily by mail and by CIBC employees in person, in writing or by telephone.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where required by law. CIBC Mellon will advise CIBC of comments made by shareholders that are intended for management.

CIBC     PROXY CIRCULAR    •    2

 BUSINESS OF THE MEETING

1.  Financial statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2009 are included in the 2009 Annual Accountability Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

2.  Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2009, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2009 and October 31, 2008, are set out below.

   unaudited, millions

	Fiscal 2009 fees	Fiscal 2008 fees
	billed by E&Y	billed by E&Y
	($)	($)
Audit fees(1)	19.0	18.0

Audit related fees(2)	2.2	2.3

Tax fees(3)	0.4	0.4

Other(4)	—	1.3

Total	21.6	22.0

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States). Audit fees include audit fees paid to E&Y for FirstCaribbean International Bank Limited (FirstCaribbean), in which CIBC acquired a controlling interest on December 22, 2006 and currently has a total ownership interest of 91.4%.

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and the translation of financial reports.

(3)	For tax compliance services.

(4)	Other fees include a review of valuation models (2008).

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3.  Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors using various tools, including a competency matrix to assist with reviewing the Board’s collective skill set and recruiting suitable director candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.

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Nominees

The Board has set the number of directors to be elected at 16. The proposed nominees for election as directors are set out on pages 7 to 14. With the exception of Mr. Dominic D’Alessandro, all nominees are presently directors of CIBC. See page 8 for information on Mr. D’Alessandro.

All of the proposed nominees who are currently directors were duly elected at the last Annual Meeting of Shareholders held on February 26, 2009 with the exception of Mr. Patrick Daniel who was appointed as a director by the Board of Directors at a meeting held on August 26, 2009. See page 9 for information on Mr. Daniel.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Director independence

The Board approved independence standards require that a substantial majority of its directors be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the Canadian Securities Administrators (CSA) corporate governance guidelines and the New York Stock Exchange (NYSE) corporate governance rules. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.

The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 14 of the 16 nominees proposed for election as directors have no material relationship with CIBC and are therefore independent. The result of the Board’s determination for each nominee is set out below.

Independence Status of Director Nominees
Not
Name	Management	Independent	Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓

Jalynn H. Bennett		✓

Gary F. Colter		✓

Dominic D’Alessandro		✓

Patrick D. Daniel		✓

Luc Desjardins		✓

Gordon D. Giffin		✓

Linda S. Hasenfratz		✓

Nicholas D. Le Pan		✓

John P. Manley		✓

Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.

Jane L. Peverett		✓

Leslie Rahl		✓

Charles Sirois		✓

Robert J. Steacy			✓	Mr. Steacy’s daughter resides in his home and is an employee of Ernst & Young LLP, CIBC’s external auditors. She does not work on CIBC’s audit or any other matter relating to CIBC.

Ronald W. Tysoe		✓

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BUSINESS OF THE MEETING

For more information about how the Board achieves independence, see Schedule B, “Statement of Corporate Governance Practices – Director independence”.

Corporate orders and bankruptcies

To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, as at the date of this Circular or in the last 10 years, been (a) a director, chief executive officer or chief financial officer of a company that was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) a director or executive officer of a company that made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors.

Jalynn H. Bennett John P. Manley	Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies)	Mr. Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.
Mrs. Bennett and Mr. Manley were directors of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett and Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter.
Mrs. Bennett and Mr. Manley were directors of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA) in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the United States Bankruptcy Code, and certain Europe, Middle East and Africa (EMEA) subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing.
Mrs. Bennett remains a director of the Nortel Companies. Mr. Manley resigned as a director of the Nortel Companies effective 11:59 p.m. on August 10, 2009.

Gordon D. Giffin	AbitibiBowater Inc.	Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

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Corporate orders and bankruptcies (continued)
Leslie Rahl	Federal National Mortgage Association (Fannie Mae)	Ms. Rahl was a director of Fannie Mae on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae.

Charles Sirois	Microcell Telecommunications Inc. (Microcell)	Mr. Sirois was acting as Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Robert J. Steacy	ITI Education Corporation (ITI)	Mr. Steacy was a director of ITI (as a result of Torstar Corporation’s partial ownership of ITI) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Steacy resigned from the Board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC, which prohibited the trading of securities of ITI until filing an Order of Revocation by the OSC. This cease trading order was imposed as a result of ITI’s failure to file its interim financial statements in accordance with Ontario securities law.

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BUSINESS OF THE MEETING

Nominees for Election as a Director

BRENT S. BELZBERG
Toronto, Ontario
Canada
Age: 59

Independent

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the former public company directorships listed below, Mr. Belzberg has served on the board of a number of investee companies and is a director of Brentsi Investment Inc. and Tandem Expansion GP Inc. In 2009 Mr. Belzberg co-founded the Tandem Expansion Fund, a new private sector growth equity fund. Mr. Belzberg is also a director of Mount Sinai Hospital and Chair of its Quality Committee. He is also an advisor to the law faculty at the University of Toronto.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2005)		17/17	1/1
Corporate Governance Committee (February 2009)		2/2	0/1
Management Resources and Compensation Committee (2008), Chair (February 2009)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Four Seasons Hotels Inc.	2002 – 2007
O&Y Real Estate Investment Trust	2001 – 2005

JALYNN H. BENNETT
C.M.
Toronto, Ontario
Canada
Age: 66

Independent

Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada, a former commissioner of the Ontario Securities Commission, and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the public company directorships listed below, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. In 2008 Mrs. Bennett was appointed by the Treasury Board of Canada Secretariat as an external member of the Departmental Audit Committee of Human Resources and Social Development Canada.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (1994)		17/17	1/1
Audit Committee (2005)		8/8	1/1
Corporate Governance Committee (2000), Chair (2003)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Nortel Networks Corporation	2005 – present	Audit
Nortel Networks Limited	2005 – present	Audit
Teck Resources Limited	2005 – present	Compensation, Corporate Governance, Pension

Former
Aur Resources Inc.(3)	2007 – 2007
Canwest Global Communications Corp.	1998 – 2005
Sears Canada Inc.	1993 – 2005

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Nominees for Election as a Director

GARY F. COLTER
Mississauga, Ontario
Canada
Age: 63

Independent

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc., successor to the Retirement Residences Real Estate Investment Trust, which ceased to be a public company in 2007. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 97%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2003)		16/17	1/1
Audit Committee (2003 – February 2009), Chair (2003 – February 2009)		5/5	1/1
Corporate Governance Committee (2003)		6/6	1/1
Risk Management Committee, Chair (February 2009)		4/4	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation, Governance (Chair)
Owens-Illinois Inc.	2002 – present	Audit, Governance

Former
Retirement Residences Real Estate Investment Trust(3)	2005 – 2007
Viterra (formerly Saskatchewan Wheat Pool)	2003 – 2006

DOMINIC
D’ALESSANDRO
O.C.
Toronto, Ontario
Canada
Age: 62

Independent

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009. Prior to his appointment as President and CEO of Manulife he held a number of executive positions with financial institutions, an international engineering firm and a public practice accounting firm. In honour of his business accomplishments, Mr. D’Alessandro was named Canada’s Outstanding CEO in 2002; was voted Canada’s Most Respected CEO by his peers in 2004; was granted the Horatio Alger Award for community leadership in 2005; was inducted into the Insurance Hall of Fame in 2008 and received the Woodrow Wilson Award for corporate citizenship in 2009. Mr. D’Alessandro was a member of the Advisory Committee on the Public Service of Canada and NAFTA’s North American Competitiveness Council.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: n/a	Attendance at SPECIAL Meetings during Fiscal 2009

Not currently a director		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Suncor Energy Inc.	2009 – present	Audit, Governance

Former
Manulife Financial Corporation	1999 – 2009
The Manufacturers Life Insurance Company(4)	1994 – 2009

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BUSINESS OF THE MEETING

Nominees for Election as a Director

PATRICK D. DANIEL
Calgary, Alberta
Canada
Age: 63

Independent

Mr. Daniel is President and Chief Executive Officer of Enbridge Inc., a major energy pipeline and distribution company based in Calgary, Alberta. Mr. Daniel has been a senior executive officer of Enbridge Inc. or its predecessor since 1994 and has been President and Chief Executive Officer of the corporation since January 1, 2001. Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. In addition to the public company directorships listed below, Mr. Daniel is a director of the American Petroleum Institute and the National Petroleum Council and is a director of a number of Enbridge subsidiaries.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (August 2009)		2/2	0/0
Risk Management Committee (August 2009)		0/0	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cenovus Energy Inc.	2009 – present	Audit (Chair), Human Resources and Compensation
Enbridge Inc.	2000 – present	—
Enerflex Systems Income Fund	1998 – present	Corporate Governance

Former
Compania Logistica de Hidcarbuos, S.A.	2002 – 2008
Enbridge Energy Company, Inc.	1996 – 2006
Enbridge Energy Management LLC	2002 – 2006
EnCana Corporation	2001 – 2009
Synenco Energy Inc.	2005 – 2008

LUC DESJARDINS
Montreal, Quebec
Canada
Age: 57

Independent

Mr. Desjardins is an equity partner at The Sterling Group, LP, a private equity firm based in Houston, Texas. From 2000 to 2008 Mr. Desjardins was with Transcontinental Inc., a leading publisher of consumer magazines and French-language educational resources. From 2000 to 2004 he was President and Chief Operating Officer of Transcontinental Inc. and from 2004 to 2008 he was President and Chief Executive Officer. Mr. Desjardins is Executive Chairman and a director of Roofing Supply Group (RSG). He is also a director of Cendrex Inc. and a member of the World Presidents’ Organization.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (February 2009)	10/10	0/0
Management Resources and Compensation Committee (February 2009)	3/3	1/1

Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

None

9    •    CIBC     PROXY CIRCULAR

BUSINESS OF THE MEETING

Nominees for Election as a Director

THE HONOURABLE
GORDON D. GIFFIN
Atlanta, Georgia
U.S.A.
Age: 60

Independent

Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. In addition to the public company directorships listed below, Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Advisors of McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2001)		17/17	1/1
Management Resources and Compensation Committee (2008)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Canadian National Railway Company	2001 – present	Audit, Finance, Human Resources and
Compensation
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Just Energy Income Fund	2006 – present	Compensation and Human Resources, Risk
TransAlta Corporation	2002 – present	Nominating and Corporate Governance

Former
AbitibiBowater Inc.	2007 – 2009
Bowater Incorporated	2003 – 2007

LINDA S. HASENFRATZ
Guelph, Ontario
Canada
Age: 43

Independent

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. Ms. Hasenfratz is Vice Chair of the Royal Ontario Museum Foundation and is a member of the Canadian Advisory Board of Catalyst. She is a member of the North American Competitive Council and is Chair of the Board of Directors of the Original Equipment Suppliers Association. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003 and received the Wilfrid Laurier Outstanding Leader Award in November 2007.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2004)		17/17	1/1
Management Resources and Compensation Committee (2004)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Linamar Corporation	1998 – present	—

CIBC     PROXY CIRCULAR    •    10

BUSINESS OF THE MEETING

Nominees for Election as a Director

NICHOLAS D. LE PAN
Ottawa, Ontario
Canada
Age: 58

Independent

Mr. Le Pan has extensive experience in financial services matters. He served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000 he acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also the Chair of the Canadian Public Accountability Board which oversees auditors of public companies and Chair of the Independent Review Committee of Brandes Investment Funds.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2008)	17/17	1/1
Risk Management Committee (2008)	8/8	2/2

Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

None

THE HONOURABLE
JOHN P. MANLEY
P.C., O.C.
Ottawa, Ontario
Canada
Age: 60

Independent

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo, The Conference Board of Canada, the Board of Directors of the Institute for Research on Public Policy and the Advisory Board of Canada 2020.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2005)		17/17	1/1
Audit Committee (2005 – 2007)(2008)		8/8	1/1
Corporate Governance Committee (February 2009)		2/2	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
CAE Inc.	2008 – present	Human Resources
Canadian Pacific Railway Limited	2006 – present	Audit, Corporate Governance and Nominating,
Pension Trust Fund

Former
Nortel Networks Corporation	2004 – 2009
Nortel Networks Limited	2004 – 2009

11    •    CIBC     PROXY CIRCULAR

BUSINESS OF THE MEETING

Nominees for Election as a Director

GERALD
T. McCAUGHEY
Toronto, Ontario
Canada
Age: 53

Not Independent(5)

Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Client Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center, a director of the Frontier College Foundation, and Chair of The Learning Partnership’s Corporate Advisory Board.

Year Joined Board and Committees	Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2005)	17/17	1/1
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

None

JANE L. PEVERETT
Vancouver,
British Columbia
Canada
Age: 51

Independent

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009. From 2003 to 2005 Ms. Peverett was Chief Financial Officer of BCTC. Prior to joining BCTC, Ms. Peverett was with Union Gas Limited where she held progressively senior finance and regulatory affairs roles until her appointment in 2001 as President and Chief Executive Officer, becoming the first woman president of a natural gas utility in Canada. Ms. Peverett is a fellow of the Society of Management Accountants and was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004. In addition to the public company directorships listed below, Ms. Peverett is a director of Associated Electric & Gas Insurance Services Limited (AEGIS) and the United Way of Lower Mainland. Ms. Peverett has been involved in the Stratford Festival, National Ballet School and the CMA Board in British Columbia. In 2005 Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance and in 2009 was named one of the Influential Women in Business in Vancouver.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (February 2009)		10/10	0/0
Audit Committee (February 2009)		3/3	0/0

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
British Columbia Ferry Services Inc.	2008 – present	Governance and Nominating,
Human Resources and Compensation
EnCana Corporation	2003 – present	Audit (Chair), Governance and Nominating, Reserves
Northwest Natural Gas Company	2007 – present	Audit, Organization and Executive
Compensation, Strategic Planning

CIBC     PROXY CIRCULAR    •    12

BUSINESS OF THE MEETING

Nominees for Election as a Director

LESLIE RAHL
New York, New York
U.S.A.
Age: 59

Independent

Mrs. Rahl is Founder and Managing Partner of Capital Market Risk Advisors, Inc., (CMRA) of New York, a consulting boutique specializing in risk management, hedge funds and risk governance. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers, a former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2007)		17/17	1/1
Risk Management Committee (2007)		8/8	1/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Federal National Mortgage Association	2004 – 2008
(also known as Fannie Mae)

CHARLES SIROIS
C.M., O.Q.,
Montreal, Quebec
Canada
Age: 55

Independent

Mr. Sirois, Chair of the Board of CIBC, is also Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder and Chairman and Chief Executive Officer of Enablis Entrepreneurial Network, a private sector-led and global non-profit organization dedicated to help bridge the digital divide by supporting entrepreneurs in developing countries who adopt Information and Communication Technologies (ICTs) as a significant part of their growth strategy. Mr. Sirois is a director of FA Capital Corp., Gestion ID Capital Inc., Brentsi Investment Inc. and Tandem Expansion GP Inc. In 2009 Mr. Sirois co-founded the Tandem Expansion Fund, a new private sector growth equity fund.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (1997), Chair of the Board (February 2009)		17/17	1/1
Corporate Governance Committee (2003 – February 2009)		4/4	0/0
Risk Management Committee, Chair (2008 – February 2009)		4/4	0/0

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Cossette Communication Group Inc.	2007 – 2009

13    •    CIBC     PROXY CIRCULAR

BUSINESS OF THE MEETING

Nominees for Election as a Director

ROBERT J. STEACY
Toronto, Ontario
Canada
Age: 59

Not Independent(5)

Mr. Steacy is a retired Chief Financial Officer of Torstar Corporation, a major Canadian media company, with over 20 years of senior financial officer experience. Mr. Steacy was Executive Vice President and Chief Financial Officer of Torstar Corporation from 2002 to 2005; Vice President Finance from 1989 to 2002; and Director, Finance from 1983 to 1988. He has served on the boards of Torstar subsidiaries, investments and also on a number of not-for-profit boards including University of Toronto Press where he was Chair of the Human Resources Committee and a member of the Audit Committee. In addition to the public company directorships listed below, he is a director of OCP Holdings Corporation.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2008)		17/17	1/1
Risk Management Committee (2008)		8/8	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cineplex Galaxy Income Fund	2005 – present	Audit (Chair), Compensation
Domtar Corporation	2007 – present	Audit (Chair), Nominating and Corporate Governance

Former
Alliance Atlantis Communications Inc.(3)	2005 – 2007
Domtar Inc.(3)	2005 – 2007
Somerset Entertainment Income Fund	2005 – 2007

RONALD W. TYSOE
Jupiter, Florida
U.S.A.
Age: 56

Independent

Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP from October 2006 to October 2007; Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006; and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997.

Year Joined Board and Committees		Attendance at REGULAR Meetings during Fiscal 2009 Overall Attendance: 100%	Attendance at SPECIAL Meetings during Fiscal 2009

Board (2004)		17/17	1/1
Audit Committee (2007), Chair (February 2009)		8/8	1/1
Corporate Governance Committee (February 2009)		2/2	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cintas Corporation	2008 – present	Audit, Governance
Pzena Investment Management, Inc.	2008 – present	Audit, Compensation and Nominating, Corporate Governance (Chair)
Scripps Networks Interactive Inc. (spun off from The E.W. Scripps Company)	1996 – present	Audit (Chair), Compensation
Taubman Centers, Inc.	2007 – present	Audit, Executive

Former
Macy’s Inc. (formerly Federated Department Stores, Inc.)	1988 – 2005
Ohio Casualty Corporation(3)	2006 – 2007
Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)	2007 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(2)	Current committee memberships.

(3)	Ceased to be a public company in 2007.

(4)	Was non-public prior to May 1999.

(5)	See table called Independence Status of Director Nominees on page 4.

CIBC     PROXY CIRCULAR    •    14

BUSINESS OF THE MEETING

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required, usually on short notice (approximately three weeks or less). A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend a minimum of 75% of these meetings. This standard is not applied to attendance at special meetings of the Board or committees. Each director nominee who is currently a director of CIBC attended 75% or more of regularly scheduled Board and committee meetings. During the year ended October 31, 2009, average attendance of all directors at regularly scheduled Board and committee meetings was 98% and 96%, respectively.

Board and committee meeting frequency for fiscal 2009

Below is a summary of Board and committee meetings held in fiscal 2009. The attendance record of each director nominee is set out in his or her biographical information on pages 7 to 14.

	Number	Number
	of regular	of special
Board/Committee	meetings	meetings
Board of Directors	17	1

Audit Committee	8	1

Corporate Governance Committee	6	1

Management Resources and Compensation Committee	6	1

Risk Management Committee	8	2

Attendance record for director not standing for re-election

Below is a summary of Board and committee meetings attended in fiscal 2009 by Mr. William L. Duke, who is not standing for re-election on February 25, 2010.

	Board		Management Resources and Compensation Committee
Name	Regular	Special	Regular	Special
William L. Duke	17/17	1/1	6/6	1/1

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its Annual Meeting of Shareholders. At the last Annual Meeting of Shareholders held on February 26, 2009, all but one of the nominees standing for election as a director attended.

15    •    CIBC     PROXY CIRCULAR

BUSINESS OF THE MEETING

4.  Advisory resolution on executive compensation approach

At its last annual meeting of shareholders, CIBC committed to having a non-binding advisory vote relating to executive compensation. During 2009, the Corporate Governance Committee oversaw the development of an advisory shareholder resolution on CIBC’s approach to executive compensation, with input from the Management Resources and Compensation Committee. CIBC and other Canadian companies that made a similar commitment to their shareholders, worked with shareholders and other stakeholders, including the Canadian Coalition for Good Governance, to develop a consistent form of resolution. As a shareholder, you have the opportunity to vote “For” or “Against” CIBC’s approach to executive compensation through the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2010 annual meeting of shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Report of the Management Resources and Compensation Committee — 2009 Key Milestones” on page 21 and “Executive Compensation” beginning on page 28. The Board recommends that shareholders vote “For” the advisory resolution on CIBC’s approach to executive compensation.

5.  Shareholder proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting and the response of management and the Board to each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2010 Management Proxy Circular must be submitted by October 16, 2010.

CIBC     PROXY CIRCULAR    •    16

 BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•	Audit Committee

•	Corporate Governance Committee

•	Management Resources and Compensation Committee

•	Risk Management Committee

The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2009, each committee is satisfied that it has fulfilled its mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2009.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 18 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate is available at www.cibc.com	Fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries.

Responsibilities include:

• Financial Reportings
✓ Review the integrity of CIBC’s financial statements and financial disclosures and recommend for Board approval
✓ Review the consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis and recommend for Board approval
✓ Review other financial disclosures and recommend for Board approval
✓ Review any material changes in accounting policies and practices

• External Auditors
✓ Review guidelines on hiring employees from the external auditors
✓ Review and approve external auditors’ annual audit plan
✓ Review and assess external auditors’ independence annually
✓ Review qualifications and performance of external auditors annually
✓ Review external auditors’ compensation and recommend for Board approval annually
✓ Review and approve non-audit services to CIBC or its subsidiaries by the external auditors
✓ Review external auditors’ annual report on their internal quality-control procedures
✓ Select and recommend external auditors, for appointment by shareholders annually

• Internal Audit Function
✓ Review performance and appoint Chief Auditor annually
✓ Review and assess internal auditors’ independence
✓ Review and approve internal auditors’ annual audit plan
✓ Review and approve Internal Audit Charter and Mandate annually

• Internal Controls
✓ Monitor CIBC’s system of internal control
✓ Review the effectiveness of the design and operation of CIBC’s internal control systems annually
✓ Review and approve CIBC’s fraud prevention and detection program annually
✓ Review and approve CIBC’s business continuity management and insurance programs annually

• Whistleblowing Procedures
✓ Review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

• Succession Planning
✓ Review succession plans for the Chief Financial Officer (CFO) and the Chief Auditor annually

17    •    CIBC     PROXY CIRCULAR

BOARD COMMITTEE REPORTS

Report of the Audit Committee (continued)

2009 KEY MILESTONES	Major Initiative Oversight: Active oversight of major initiatives relating to controls around information technology, information security and International Financial Reporting Standards (IFRS).

Internal Controls:  Active oversight of control issues resolution at CIBC and FirstCaribbean International Bank.

Director Continuing Education: Training and ongoing reporting for Committee members in planning for implementation of IFRS, fair value accounting and other accounting standard changes.

MEMBERSHIP	• R.W. Tysoe, Chair • J.H. Bennett	• All members are “financially literate” as required by the NYSE and the CSA.
	• J.P. Manley • J.L. Peverett	• Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

Additional information relating to the composition of the Audit Committee, the Committee mandate, the relevant education and experience of its members and CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 2, 2009 which is available at www.cibc.com.

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with CIBC management. In addition, the Audit Committee discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Audit Committee the written disclosures and the letter required by Rule 3600T of the Public Company Accounting Oversight Board (United States), which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board (United States), which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2009 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Ronald W. Tysoe, Chair, Jalynn H. Bennett, John P. Manley and Jane L. Peverett.

CIBC     PROXY CIRCULAR    •    18

BOARD COMMITTEE REPORTS

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee mandate is available at www.cibc.com		Assist Board in fulfilling its corporate governance oversight responsibilities. Responsibilities include: • Oversight of Corporate Governance Matters
Committee Chair mandate is available at www.cibc.com		✓ Review corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually
✓ Review processes for administering CIBC’s Disclosure policy annually
✓ Review corporate governance disclosure annually
✓ Review proposed changes to CIBC’s organization structure which have a significant effect on controls or the independence of key control groups

• Composition and Performance of the Board and its Committees
✓ Consider and recommend to the Board the nomination or appointment of directors to the Board and Board committees annually
✓ Recommend to the Board the removal of a director from a Board committee
✓ Establish and recommend for Board approval the criteria for director and committee member selection and review the criteria annually
✓ Oversee and review a program for director development annually
✓ Review and recommend for Board approval performance goals for the Chair of the Board annually
✓ Review director remuneration annually
✓ Review mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee annually
✓ Assess the performance of the Board, the directors, each committee and the Chair of the Board annually
✓ Evaluate director independence and director independence criteria annually
✓ Review and recommend for Board approval criteria for the tenure of directors annually

• Chair of the Board Succession
✓ Review succession and emergency preparedness planning for the Chair of the Board and recommend the process to the Board for approval annually

• Conflicts of Interest and Conduct Review
✓ Review policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Review compliance with the CIBC Code of Conduct and Code of Ethics for Directors annually
✓ Review policies and procedures relating to reputation risk annually
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

2009 KEY MILESTONES	Board Renewal: As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting director candidates to fill planned vacancies in the Board’s composition. Mr. Patrick Daniel, who joined the Board in August 2009, and Mr. Dominic D’Alessandro, have been put forward as new nominees for election by the shareholders as directors. See page 9 and page 8, respectively, for more information on these individuals.

Chair of the Board:  The Committee oversaw the transition of the role of the Chair of the Board upon the appointment of Mr. Charles Sirois in February 2009 as the new Chair of the Board after the retirement of his predecessor, Mr. William Etherington.

Stakeholder Engagement:  The Committee oversaw the enhancement of the Board’s framework for communicating with stakeholders and structuring earlier participation by the Chair of the Board in dialogue regarding governance matters of interest to stakeholders, including executive compensation and a non-binding advisory shareholder resolution relating to CIBC’s approach to executive compensation.

Governance Oversight of Executive Compensation Process:  The Committee provided independent risk governance oversight of CIBC’s executive compensation process by reviewing key components of the process from a risk perspective, a first step in adopting guidance from the Financial Stability Board Principles for Sound Compensation Practices Implementation Standards.

Director Continuing Education: The Committee received educational updates on emerging governance trends.

MEMBERSHIP	• J.H. Bennett, Chair • B.S. Belzberg, Chair, Management Resources and Compensation Committee • G.F. Colter, Chair, Risk Management Committee • J.P. Manley • R.W. Tysoe, Chair, Audit Committee	• Committee includes the chair of each of the other CIBC Board committees to enhance communication and overall governance

100% INDEPENDENT		All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

19    •    CIBC     PROXY CIRCULAR

BOARD COMMITTEE REPORTS

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its annual report regarding executive compensation beginning on page 28.

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate
Assist Board in fulfilling its governance responsibilities and providing strategic oversight in relation to CIBC’s executive compensation practices and key human resources policies, including oversight of CIBC pension plans.

Responsibilities include:

• Chief Executive Officer Performance, Compensation, Employment Arrangements and Succession Planning

is available at	✓ Review CEO strategic and annual business goals and recommend for Board approval annually
www.cibc.com
    ✓ Evaluate CEO performance and review with the Board annually; recommend CEO compensation for approval by non-management members of the Board annually
    ✓ Review CEO employment arrangements and recommend to Board for approval

✓ Review a succession and emergency preparedness plan for the CEO and recommend for approval by non-management members of the Board annually
✓ Review the CEO’s share holdings, including share-equivalent units, relative to the established share ownership guidelines annually

• Compensation, Employment Arrangements and Succession Planning of Select Senior Executives other than the Chief Executive Officer
✓ Review strategic and annual business goals for senior executives reporting directly to the CEO and review their performance against these goals annually
✓ Review compensation for senior executives reporting to the CEO, members of the Wholesale Banking Management Committee and other key officers, and recommend for Board approval annually
✓ Review appointments and related compensation at the level of Executive Vice-President and above, and recommend for Board approval
✓ Review succession and emergency preparedness plan for all senior executives reporting to the CEO, including the CFO, and recommend for Board approval annually

    ✓ Review, prior to making any annual compensation determinations, a comprehensive assessment of CIBC performance relative to its peer group and the performance of its key strategic business units (i.e., CIBC Retail Markets and Wholesale Banking) annually. The assessment includes a review of financial performance, performance against CIBC’s Risk Appetite Statement with input from the Risk Management and Audit Committee Chairs, as well as key client and employee metrics

    ✓ Review the share holdings, including share-equivalent units, of senior executives reporting directly to the CEO as well as summary reports of other management at the Vice-President level and above, relative to the established share ownership guidelines annually

• Internal Controls, Regulatory Compliance and Human Resources Risks
✓ Review management’s assessment of significant human resources risks and effectiveness of related internal controls annually

    ✓ Review significant organizational changes and recommend for Board approval any changes that impact controls or the independence of key control groups, such as internal audit, finance, legal, compliance and risk management, also subject to Corporate Governance Committee review and approval

• Compensation Principles, Policies and Plans, Incentive Compensation Plans and Equity-Based Plans
✓ Review and approve compensation philosophy and principles annually and oversee compensation system design and operation for executives

    ✓ Review and approve any changes to existing executive compensation plans and recommend any new plans for management at the Vice-President level and above for Board approval, ensuring the plans are consistent with CIBC’s compensation philosophy and principles

• CIBC Pension Funds and Pension Plans
✓ Act as administrator and fiduciary of CIBC pension funds and pension plans
✓ Review investment performance, material risks and governance structure of CIBC pension plans and related pension funds
✓ Review and approve new CIBC pension plans or material amendments to the pension plans

• Disclosure
✓ Prepare the annual report regarding executive compensation in CIBC’s Management Proxy Circular

2009 KEY MILESTONES	Executive Compensation: The Committee initiated a review to further align CIBC’s compensation program for its Senior Executive Team (SET) with CIBC’s strategic imperative of consistent and sustainable performance. This review was conducted for the Committee by its independent advisor, Watson Wyatt Worldwide (Watson Wyatt), and supported by management. The new SET compensation framework responds to investor concerns relating to: (1) stronger links between executive pay and the creation of long-term value, (2) incentives that reward performance without encouraging undue risk-taking, (3) formalizing the role of the Chief Risk Officer and Chair of the Risk Management Committee in determining the appropriate level of incentive compensation funding, and (4) simplicity.

CIBC     PROXY CIRCULAR    •    20

BOARD COMMITTEE REPORTS

Report of the Management Resources and Compensation Committee (continued)

The Committee conducted extensive reviews of CIBC’s compensation governance practices relative to emerging best practices, including those related to pay structure and risk alignment, and considered these practices in developing enhancements to compensation programs. These enhancements included modifications to Wholesale Banking compensation to discourage undue risk taking by increasing both the proportion of compensation that is deferred and the length of the deferral, as well as, the expansion of clawback provisions for SET members and Wholesale Banking employees who participate in deferred compensation programs.

The Committee also engaged its advisor to independently assess the effectiveness of CIBC’s approach to SET compensation (which includes the CEO), to: (1) validate whether strong pay-for-performance linkages were demonstrated for the recent fiscal year and over the mid-term (i.e., three recently completed fiscal years), (2) test the competitiveness of the proposed 2009 SET target pay levels and validate the target setting methodology, and (3) assess future performance linkages, under a variety of performance scenarios, to verify that the value delivered to executives is aligned to CIBC’s strategy and its performance over the long-term.

Talent Management: The Committee continued implementing its third year of a five-year Talent Strategy, which focuses on enhancing succession planning and improving organizational effectiveness. This year the Committee reviewed: (1) a report outlining SET succession and development plans, including for the CEO, (2) an in-depth assessment of executive talent in Finance and Wholesale Banking, and (3) a report on CIBC culture at the executive level based on an extract of CIBC’s 2009 employee survey results for executives and a four-year summary of executive new hires, promotions, developmental assignments and departure rates.

In addition, the Committee reviewed the status of CIBC’s existing annual Executive Talent Review process and was briefed on the planned enhancements.

Organization Structure: The Committee recommended and the Board approved key organizational changes related to the Wholesale Banking Management Committee and the restructuring of Finance and Information Security.

Director Continuing Education: The Committee conducted three educational sessions focused on: (1) best practices in pension governance and the specific accountabilities of the Committee in its dual role of fiduciary and plan sponsor, (2) emerging executive compensation issues, best practice guidance on the responsibilities of compensation committees in financial services, and incorporating risk into compensation programs, and (3) an overview of trends and best practices in executive compensation design, governance and disclosure, with a specific focus on the Canadian Coalition for Good Governance’s Executive Compensation Principles.

MEMBERSHIP	• B.S. Belzberg, Chair
• L. Desjardins
• W.L. Duke
• G.D. Giffin
• L.S. Hasenfratz

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

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BOARD COMMITTEE REPORTS

Report of the Risk Management Committee

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate is available at www.cibc.com
Assist the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Responsibilities include:

•  Principal Business Risks (Credit, Market, Investment, Operational, Insurance, Balance Sheet (including capital, subsidiaries, affiliates and legal entities) and Liquidity Risks (as well as other treasury-related risks))

✓ Review risk appetite statement and recommend for Board approval annually
✓ Review and approve risk limits and key policies and procedures for principal business risks annually
✓ Review capital policies and recommend for Board approval annually

    ✓ Review CIBC’s risk profile, identifying material risks associated with CIBC’s businesses and operations, emerging risk issues and trends and compliance with risk limits, policies and procedures for principal business risks

✓ Report to the Board on all credits and investments reviewed by the Committee

• Reputation and Legal Risks, Outsourcing and Regulatory Compliance

    ✓ Review management’s compliance with policies and procedures established by management for the effective identification and control of reputation and legal risks, including the mandate of the reputation and legal risks oversight committee, annually

✓ Review compliance with the Outsourcing policy annually
✓ Review management’s compliance with laws and regulations annually

• Risk Management Design and Effectiveness
✓ Review the mandate of the Chief Risk Officer and the design, mandate and effectiveness of the independent risk management organization

• Succession Planning
✓ Review succession plans for the Chief Risk Officer annually

2009 KEY MILESTONES	Risk Appetite Statement: CIBC’s Risk Appetite Statement, approved by the Board of Directors last year, formalizes CIBC’s strategy to be a financial institution that delivers high quality earnings while maintaining a lower than average risk profile. During 2009, the Committee regularly reviewed progress against the approved Risk Appetite Statement. In addition, all risk policies and limits reviewed in 2009 were done in the context of the Risk Appetite Statement to ensure alignment. For 2010, the Committee supported refinements to the Risk Appetite Statement to maintain the strong alignment between risk and business strategy. The changes recognize CIBC’s goal to be a lower risk Canadian bank with a view to grow in selected businesses, taking advantage of our competitive capabilities and market opportunities.

Stress Testing: The Committee placed particular emphasis throughout 2009 on the turmoil in the global capital markets and implications on CIBC’s capital strength and liquidity profile. Portfolio updates and stress analyses were important components of the Committee’s meetings in 2009; stress tests were reviewed for all major portfolios, including cards, merchant banking, trading market risk, agriculture lending, secured personal lending, lending to telecom, media and technology businesses, CIBC Asset Management, small business lending, CIBC Mellon, FirstCaribbean International Bank, CIBC Wood Gundy, resource-based lending (including oil and gas), commercial real estate and construction lending. Stress testing, which also measures capital adequacy, is an important component of the Basel II framework (i.e., stress testing is part of Pillar 2, also known as the Internal Capital Adequacy Assessment Process).

Retail and Wholesale Credit: The Committee reviewed the credit performance of CIBC’s loan portfolios, including a quarterly report of actual specific loan loss provisions compared with plan. Special focus was applied to cards in the Retail portfolio and the structured credit run-off (including stress testing) and U.S. commercial real estate portfolios in Wholesale Banking.

Market Risk: The Committee reviewed and approved trading and non-trading limits, including our Treasury exposure and interest rate positioning; measured utilization against these limits; monitored exposure to our collateral partners; and approved the Capital Markets Risk Management technology upgrade that will enhance future measurement and reporting on Capital Markets and Treasury related risks.

Director Continuing Education: The Committee received educational updates on Basel II reporting, wholesale risk rating methodologies, credit scoring, Retail Treasury interest rate risk and liquidity risk.

MEMBERSHIP	• G.F. Colter, Chair
• P.D. Daniel
• N.D. Le Pan
• L. Rahl
• R.J. Steacy

MAJORITY INDEPENDENT	All but one member met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

CIBC     PROXY CIRCULAR    •    22

 DIRECTOR COMPENSATION

Director compensation program

The Corporate Governance Committee reviews director compensation annually to confirm that it aligns with CIBC’s objective of consistent sustainable performance over the long-term, to verify that it fosters prudent decision making and to assess whether it is competitive with director compensation programs among Canadian financial institutions. The Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to:

•	align with these objectives;

•	recognize the workload, time commitment and responsibility of Board and committee members;

•	remain competitive with director compensation levels in Canada; and

•	reflect current director compensation programs.

Changes

During 2009 the Board of Directors made certain changes to director compensation. Effective November 1, 2009, the Board increased the Chair of the Board’s compensation from $300,000 to $375,000 having regard to comparable compensation at other major Canadian financial institutions, as well as the increased workload and time commitment of that position. In December 2009, the Board of Directors reviewed share ownership guidelines for directors and, effective February 1, 2010, directors are expected to hold CIBC equity with a value of $450,000, an increase from $400,000. This share ownership guideline strengthens the alignment of the Board with CIBC’s shareholders. When expressed as a multiple of the annual director retainer, it is four and a half times the annual director retainer (4.5 x $100,000).

Director compensation components

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of retainers and attendance fees. Director compensation may be paid in various forms: cash, CIBC common shares and/or deferred share units (DSUs). The following table sets out the components of director compensation.

Chair of the Board retainer(1)	$375,000	per year

Director retainer:
– Cash(2)	$40,000	per year
– Equity (deferred share units(3)/common shares)	$60,000	per year

Committee Chair retainer:
– Audit Committee	$40,000	per year
– Other Committees	$25,000	per year

Committee member retainer(4)	$5,000	per year

Special committee member retainer(5)	$25,000	per year

Board/committee meeting attendance fee(6)	$2,000	per meeting

Non-resident attendance fee(7)	$2,000	per trip

Notes:

(1)	For fiscal 2009, the Chair of the Board received an annual retainer of $300,000 with $120,000 payable in cash, DSUs or CIBC common shares and $180,000 payable in CIBC common shares or DSUs. On August 26, 2009, with effect from the start of fiscal 2010 (November 1, 2009), the Board approved an increase in the annual retainer paid to the Chair of the Board to $375,000 with $150,000 payable in cash, DSUs or CIBC common shares and $225,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional director compensation (such as meeting attendance fees).

(2)	Directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or DSUs.

(3)	A DSU is a bookkeeping entry credited to an account maintained for the individual director until retirement from the Board. The value of a DSU is equal to the value of a CIBC common share. DSUs are credited quarterly based on the amount payable in that form and the value of a CIBC common share at that time. DSUs are entitled to dividend equivalent payments that are credited to a director in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC and, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Deferred Share Unit/Common Share Election Plan described on page 24, the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the TSX on the day immediately before the date the DSU is payable.

(4)	Committee Chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee receives a committee member retainer.

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DIRECTOR COMPENSATION

(5)	During fiscal 2008, a special committee was established to assess certain litigation matters. Committee members receive a flat fee of $25,000 per year and no additional compensation for service on this committee.

(6)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

(7)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and travel-related expenses related to CIBC business.

Director equity plans

CIBC has established equity plans to enhance the alignment of the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Non-officer directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares or DSUs. Under this plan, cash compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit/Common Share Election Plan – Non-officer directors may elect to receive the equity component of the director retainer in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan – In 2001, 2002 and 2003, options were granted to non-officer directors as part of their compensation. In January 2003, the Board determined that no further options would be granted to directors. The following table sets out outstanding option grants made under the plan to current directors.

					Value of
	Option-Based Awards		Option		Unexercised
	Number of Securities		Exercise	Option	in-the-Money
	Underlying Unexercised Options	Date of Grant and	Price	Expiration	Options(3)
Name	(#)	Date of Vesting(1)	($)	Date(2)	($)
Jalynn H. Bennett	2,000	June 1, 2000	40.37	June 1, 2010	55,600
	2,000	March 6, 2001	48.98	March 6, 2011	38,380
	2,000	March 5, 2002	52.29	March 5, 2012	31,760

William L. Duke	2,000	March 6, 2001	48.98	March 6, 2011	38,380
	2,000	March 5, 2002	52.29	March 5, 2012	31,760

Gordon D. Giffin	2,000	September 11, 2001	56.08	September 11, 2011	24,180
	2,000	March 5, 2002	52.29	March 5, 2012	31,760

Charles Sirois	2,000	June 1, 2000	40.37	June 1, 2010	55,600
	2,000	March 6, 2001	48.98	March 6, 2011	38,380
	2,000	March 5, 2002	52.29	March 5, 2012	31,760

Notes:

(1)	Options vest in their entirety and are exercisable in full from the time of grant with the exception of the “initial” options granted on June 1, 2000 which vested on March 2, 2001.

(2)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board. All unexercised director options will expire by March 5, 2012.

(3)	The value of the unexercised in-the-money options as at January 5, 2010, is the difference between the option exercise prices and $68.17, being the average of the high and low price of a CIBC common share on the TSX on January 4, 2010.

CIBC     PROXY CIRCULAR    •    24

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets out the total compensation provided to non-management directors during fiscal 2009.

	Fees Earned(2)							Allocation of Fees Earned(3)(4)(5)
				Board,
				Committee					Share Based
	Board Retainer		Committee	and Non-
			Member	Resident							Allocation of Fees
	Equity	Cash	and Chair	Attendance	All Other		Total		Common		between Cash
	Component(3)	Component(4)	Retainers	Fees	Compensation		Compensation	Cash	Shares	DSUs	and Common
Name(1)	($)	($)	($)	($)	($)		($)	($)	($)	($)	Shares/DSUs
Brent S. Belzberg	60,000	40,000	21,667	56,000	—		177,667	—	—	177,667	100% DSUs

Jalynn H. Bennett	60,000	40,000	30,000	70,000	—		200,000	140,000	60,000	—	Equity Retainer in Shares Remainder in Cash

Gary F. Colter(6)	60,000	40,000	56,667	72,000	—		228,667	168,667	60,000	—	Equity Retainer in Shares Remainder in Cash

Patrick D. Daniel(7)	15,000	10,000	1,250	8,000	—		34,250	—	—	34,250	100% DSUs

Luc Desjardins(8)	40,000	26,667	3,333	38,000	—		108,000	—	108,000	—	100% Shares

William L. Duke	60,000	40,000	5,000	62,000	—		167,000	—	167,000	—	100% Shares

Ivan E.H. Duvar(9)	20,000	13,333	1,667	34,000	10,000	(10)	79,000	54,000	—	15,000	Equity Retainer in DSUs Remainder in Cash

William A. Etherington(9)	60,000	40,000	—	—	10,000	(10)	110,000	25,000	75,000	—	Equity Retainer in Shares Remainder - 55% Shares/45% Cash

Gordon D. Giffin(6)	60,000	40,000	11,250	64,000	—		175,250	115,250	60,000	—	Equity Retainer in Shares Remainder in Cash

Linda S. Hasenfratz	60,000	40,000	5,000	52,000	—		157,000	97,000	60,000	—	Equity Retainer in Shares Remainder in Cash

John S. Lacey(9)	20,000	13,333	10,000	22,000	10,000	(10)	75,333	40,333	—	25,000	Equity Retainer in DSUs Remainder - 20% DSUs/80% Cash

Nicholas D. Le Pan(6)	60,000	40,000	30,000	58,000	—		188,000	88,000	100,000	—	Equity Retainer in Shares Remainder - 31% Shares/69% Cash

John P. Manley	60,000	40,000	8,333	62,000	—		170,333	55,167	115,166	—	Equity Retainer in Shares Remainder - 50% Shares/50% Cash

Jane L. Peverett(8)	40,000	26,667	3,333	30,000	—		100,000	60,000	—	40,000	Equity Retainer in DSUs Remainder in Cash

Leslie Rahl	60,000	40,000	5,000	70,000	—		175,000	—	—	175,000	100% DSUs

Charles Sirois(6)(11)	220,000	13,333	18,333	42,000	—		293,666	—	—	293,666	100% DSUs

Stephen G. Snyder(12)	50,000	33,333	1,667	42,000	10,000	(10)	137,000	8,333	118,667	—	Equity Retainer in Shares Remainder - 90% Shares/10% Cash

Robert J. Steacy	60,000	40,000	5,000	58,000	—		163,000	63,000	—	100,000	Equity Retainer in DSUs Remainder - 39% DSUs/61% Cash

Ronald W. Tysoe(6)	60,000	40,000	51,667	76,000	—		227,667	—	—	227,667	100% DSUs

Total	1,125,000	616,666	269,167	916,000	40,000		2,966,833	914,750	923,833	1,088,250

Notes:

(1)	Mr. McCaughey receives no compensation as a director, as he is an officer of CIBC. See the Summary Compensation Table on page 49 for Mr. McCaughey’s compensation.

(2)	Includes all retainers and meeting fees, including those paid in CIBC common shares and/or DSUs.

(3)	Directors must receive the equity component of the annual retainer ($60,000) in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive the cash component of the annual retainer ($40,000) in the form of cash, CIBC common shares or DSUs.

(5)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in the form of cash.

(6)	During fiscal 2008, a special committee was established to assess certain litigation matters. Committee members receive a flat fee of $25,000 per year and no additional compensation for service on this committee. In February 2009, Mr. Sirois ceased to be a member of the committee and Mr. Tysoe joined. In August 2009, Mr. Giffin joined the Committee. Amounts paid to each committee member during fiscal 2009 are included in the committee member and chair retainer fees set out above.

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DIRECTOR COMPENSATION

(7)	Mr. Daniel was appointed as a director August 26, 2009.

(8)	Mr. Desjardins and Ms. Peverett were elected as directors February 26, 2009.

(9)	Messrs. Duvar, Etherington and Lacey retired from the Board February 26, 2009.

(10)	Under CIBC’s Policy on Retiring Directors, a $10,000 donation was made in honour of a retiring director to a charity selected by the director, consistent with CIBC’s giving guidelines. The retiring director did not request the donation or receive any financial benefit from the donation.

(11)	Mr. Sirois was appointed Chair of the Board February 26, 2009. He received a pro-rated annual retainer of $300,000 for fiscal 2009 for serving as Chair. The Chair of the Board does not receive any other compensation as a director.

(12)	Mr. Snyder retired from the Board August 25, 2009.

Director equity ownership guideline

CIBC encourages its directors to have an equity position in CIBC as a reflection of their commitment to CIBC. The Board of Directors reviewed director compensation in December 2009 and strengthened CIBC’s director equity ownership guideline. Under the previous guideline, a director was expected to invest half of the cash component of the director retainer in CIBC common shares and/or DSUs until the director owned CIBC common shares and/or DSUs having a value of $400,000, which is equal to four times the director retainer (4 x $100,000). Effective February 1, 2010, the guideline will be increased to $450,000, which is equal to four and a half times the director retainer (4.5 x $100,000). A director will be expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director’s equity ownership interest in CIBC and any changes in ownership interest since January 6, 2009.

	Equity Ownership		Equity Ownership		Net Change in
	at		at		Equity
	January 5, 2010		January 6, 2009		Ownership
	CIBC		CIBC		CIBC
	Common		Common		Common		Value of	Deadline
	Shares(1)	DSUs	Shares	DSUs	Shares	DSUs	Equity(2)	to meet
Name	(#)	(#)	(#)	(#)	(#)	(#)	($)	Guideline
Brent S. Belzberg(3)	3,500	11,301	3,500	7,584	—	3,717	1,008,688	Met Guideline

Jalynn H. Bennett	14,763	—	14,184	—	579	—	1,006,098	Met Guideline

Gary F. Colter	11,829	—	11,247	—	582	—	806,146	Met Guideline

Patrick D. Daniel(4)	1,000	486	n/a	n/a	n/a	n/a	101,271	August 26, 2014

Luc Desjardins	3,510	—	n/a	n/a	n/a	n/a	239,207	February 26, 2014

William L. Duke	20,016	—	18,517	—	1,499	—	1,364,090	Met Guideline

Gordon D. Giffin	2,954	7,630	2,281	7,170	673	460	721,300	Met Guideline

Linda S. Hasenfratz	6,278	—	5,696	—	582	—	427,846	Met Guideline

Nicholas D. Le Pan	3,126	—	2,153	—	973	—	213,037	February 28, 2013

John P. Manley	2,122	5,863	987	5,510	1,135	353	544,178	Met Guideline

Gerald T. McCaughey(5)	149,626	—	133,210	—	16,416	—	10,197,012	n/a

Jane L. Peverett	—	642	n/a	n/a	n/a	n/a	43,752	February 26, 2014

Leslie Rahl	26	7,620	26	4,097	—	3,523	521,075	Met Guideline

Charles Sirois	53,910	12,221	13,236	6,462	40,674	5,759	4,506,828	Met Guideline

Robert J. Steacy	2,000	3,089	2,000	1,185	—	1,904	346,815	February 28, 2013

Ronald W. Tysoe	6,000	16,594	6,000	11,690	—	4,904	1,539,781	Met Guideline

Total	289,483	65,446	250,865	43,698			24,188,411

Notes:

(1)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

CIBC     PROXY CIRCULAR    •    26

DIRECTOR COMPENSATION

(2)	Under the Director Equity Ownership Guideline, the value of the DSUs or common shares held by a director is based upon the higher of the current price at December 31 of the applicable calendar year or the acquisition price. The values in the above table are based on the closing price of a CIBC common share on the TSX on December 31, 2009.

(3)	Mr. Belzberg exercises control or direction over 4,000 CIBC Non-Cumulative Class A Preferred Shares, Series 23 (Series 23 Share) with an aggregate market value at January 5, 2010 of $107,200, based on the closing price of a Series 23 Share on the TSX on January 5, 2010.

(4)	Mr. Daniel exercises control or direction over 2,000 CIBC Non-Cumulative Class A Preferred Shares, Series 27 (Series 27 Share) with an aggregate market value at January 5, 2010 of $48,180, based on the closing price of a Series 27 Share on the TSX on January 5, 2010.

(5)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to receive DSUs under director compensation plans. Mr. McCaughey, as an officer of CIBC, is expected to meet the Executive Share Ownership Guidelines described on page 52 of this Circular. In previous years certain share-based holdings were included in the above table. Mr. McCaughey’s share-based holdings are now set out on page 51.

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 EXECUTIVE COMPENSATION

TO OUR FELLOW SHAREHOLDERS:

We believe in giving CIBC’s shareholders the information you need to understand what we pay our executives, how we pay them, and why.

In this spirit, we are writing to share your Board of Directors’ approach to senior executive compensation, our assessment of the performance of CIBC’s President and Chief Executive Officer (CEO) and a summary of the related executive compensation decisions we have made, which are described in the Compensation Discussion and Analysis that follows.

Aligning senior executive compensation to CIBC’s strategic goals

CIBC is committed to a strategy of delivering consistent and sustainable performance in the belief that doing so will earn the Bank a premium valuation over time. In support of this strategy, CIBC has refocused its core businesses to emphasize traditional Canadian retail and wholesale banking where CIBC has a strong and proven track record of success, adopted a lower risk profile and built one of the strongest balance sheets of the major North American banks.

We have strengthened the link between senior executive pay, performance and the sustained execution of CIBC’s strategy.

For fiscal 2009, your Board of Directors undertook another initiative in support of this strategy, which was to strengthen the connection between the way we compensate our senior executives and the kind of performance we – and our fellow shareholders – want CIBC to sustain over time.

We believe the approach we have taken responds to investor concerns relating to: (a) stronger linkages between executive pay and the creation of long-term value, (b) incentives that reward performance without encouraging undue risk-taking, (c) a formal role for the Chief Risk Officer and the Risk Management Committee in determining incentive compensation funding, and (d) simplicity.

Above all, we believe this approach is right for CIBC given our strategic imperative of consistent and sustainable performance.

We have changed our compensation structure to be more consistent with our strategy and risk appetite.

CIBC’s senior executive compensation framework

So, what has changed? Consistent with our strategy and lower risk appetite we have, among other things, reduced the range of pay for CIBC’s senior executives. We have also reduced the potential for year-over-year volatility in their pay packages by having a higher proportion of fixed versus variable compensation, including higher base salaries. In doing so, we have addressed both the structure and level of senior executive pay.

At the same time, we have strengthened the link between senior executive pay, performance and the

CIBC     PROXY CIRCULAR    •    28

EXECUTIVE COMPENSATION

sustained execution of CIBC’s strategy. We have made Performance Share Units a bigger part of our pay mix for senior executives and replaced Restricted Share Awards with Book Value Units, a performance-based tool that, in our view, better ties pay to the creation of real and sustainable value over time, rather than being unduly influenced by short-term market movements.

Finally, we have discontinued the Board’s practice of deciding the CEO’s annual incentive compensation for a given year at the end of the next fiscal year. We did this for two reasons. First, it made peer comparisons difficult and, as such, some found it confusing. Second, we believe we have alternate mechanisms for aligning CEO pay to CIBC’s long-term performance. For example, we have increased the length of the deferral in our mid-term incentive programs so that they all vest at the end of three years – the maximum allowable under Canadian tax law. We also require that the CEO hold CIBC shares valued at no less than six times his base salary during his tenure; Mr. McCaughey currently holds in excess of 20 times his current base salary of $1,500,000. Mr. McCaughey must also meet minimum ownership requirements for two years after retirement.

With the elimination of the one-year delay, this year’s report includes total compensation paid to Mr. McCaughey for both fiscal 2009 and fiscal 2008.

We encourage you to read more about CIBC’s new compensation framework for the Senior Executive Team beginning on page 34.

Mr. McCaughey and his team... can be credited with navigating CIBC through the global financial crisis... and positioning the Bank for future success.

2009, 2008 and 2007 CEO performance and pay

Mr. McCaughey’s total direct compensation for fiscal
2009 was $6,240,000. This reflects both the change to our compensation framework and the Board’s view of CIBC’s performance, which was strong in some core business areas but disappointing in other areas, particularly the Bank’s continued exposure to structured credit.

Overall, the Board believes Mr. McCaughey and his team have made significant progress under difficult circumstances and can be credited with navigating CIBC through the global financial crisis, while reducing risk and positioning the Bank for future success.

In fiscal 2008, total direct compensation for Mr. McCaughey was $8,160,000, excluding a special item – the pension adjustment made in 2008 for prior years’ service to bring it to a market competitive level – that the Board does not consider to be part of his 2008 annual compensation. In determining Mr. McCaughey’s fiscal 2008 total direct compensation, the Board took note of Mr. McCaughey’s leadership in taking far-sighted and far-reaching actions to strengthen CIBC’s capital position and funding profile, reposition its wholesale banking operations, strengthen its senior management team and reduce its structured credit exposure.

Shareholders will recall that Mr. McCaughey’s fiscal 2007 compensation was $5,312,500. This had been reduced significantly by the Board, and then voluntarily by Mr. McCaughey, given the impact of CIBC’s structured credit exposure and despite the Bank’s record financial results for the 2007 fiscal year. The record performance included a #1 ranking among the five major Canadian banks in earnings per share growth, return on equity and total shareholder return.

Further information regarding 2009 compensation decisions for the Named Executive Officers, including Mr. McCaughey, are provided beginning on page 45.

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EXECUTIVE COMPENSATION

Closing

We know that executive compensation is an area of shareholder focus. We want you to know we are committed to getting it right, both for our shareholders and for CIBC’s long-term competitiveness.

Responsibility for executive compensation rests with the Board of Directors, with support from the Management Resources and Compensation Committee. This Committee is comprised entirely of independent directors and has been independently advised by a leading authority on executive compensation at Watson Wyatt Worldwide, a global consulting firm engaged directly by the Committee. Ira Kay, previously global director of Watson Wyatt’s executive compensation practice, was integral to the design and development of our new compensation framework.

You can be assured the Board has devoted significant effort and thought to the design and implementation of CIBC’s compensation program; to staying current with emerging trends and best practices in executive compensation for financial services companies both globally and domestically; to meeting with and listening to our shareholders, regulators and corporate governance groups; and to making our disclosure on compensation easier to understand.

We believe our approach is right for CIBC, is consistent with our strategy, and is in line with emerging best practice regarding executive compensation.

We know investors will have a say on pay this year. On behalf of the Committee and the Board of Directors, we welcome your feedback on the actions we have taken.

CIBC’s senior management has the full support and confidence of the Board of Directors. We believe the compensation program described in these pages is right for CIBC, is consistent with our strategy, and is in line with emerging best practice regarding executive compensation.

Sincerely,

/s/ Brent S. Belzberg	/s/ Charles Sirois
Brent S. Belzberg	Charles Sirois
Chair of the	Chair of the Board
Management Resources and Compensation Committee

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EXECUTIVE COMPENSATION

Pay for Performance — Highlights
CIBC has a track record of paying for performance

	Business Performance		CEO/Senior Executive Team (SET) Pay Decisions

2006	• Achieved record net income and industry-leading return on equity • Raised common share dividend and acquired majority interest in FirstCaribbean	è	• CEO and SET compensation increased to competitive level, but conservative relative to CIBC’s record business performance

2007	• Achieved record net income and industry-leading return on equity • Disclosed material structured credit exposure to U.S. residential mortgage market • Exited U.S. business	è
•  Both CEO and Head of World Markets received no cash bonus and pay decreased to lowest of the peer group due to structured credit exposure
•  CEO voluntarily gave back compensation
•  Pay for the other incumbent SET members was reduced significantly for CIBC’s overall performance to reflect future exposure to sub-prime

2008
•  Impact of structured credit resulted in net loss for the Bank
•  One of the first North American banks to raise common equity before industry conditions deteriorated significantly
•  Took other broad-based actions to effectively guide CIBC through the global credit crisis (strengthened capital and funding, strengthened management, repositioned Wholesale Banking, reduced structured credit)
è
•  CEO pay increased in light of penalty already imposed for structured credit exposure in 2007 and to recognize remedial actions taken to effectively guide CIBC through global credit crisis
•  CEO received no cash bonus
•  Pay for the balance of incumbent SET members was reduced to the minimum payable under the compensation framework in place for 2008

2009
•  A year of progress on many fronts but results were affected by structured credit write-downs and other charges
•  Core earnings growth trailed industry peers due to lower revenue growth and CIBC’s lower risk appetite
•  One of the strongest capitalized banks in North America
è
•  Aligned senior executive compensation framework to strategy by reducing the range of pay and pay volatility
•  Significantly reduced the annual cash bonuses as a result of continued risk factors including structured credit write-downs

CEO’s Pay versus Performance (2006 – 2009)

		Relative Total	Relative Performance Ranking versus Other Banks(2)
Direct
		Compensation	1-Year	5-Year
	CIBC CEO’s	Ranking	Total	Total	Earnings
	Total Direct	Versus Other	Shareholder	Shareholder	per Share	Return on
	Compensation(1)	Bank CEOs(2)	Return(3)	Return	Growth	Equity

2006	$9.05MM	3rd	1st	4th	1st	1st
2007	$5.31MM (4)	5th	1st	1st	1st	1st
2008	$8.16MM	3rd(5)	5th	4th	5th	5th
2009	$6.24MM	n/a(6)	3rd	5th	1st	4th

Notes:

(1)	Total Direct Compensation is the sum of base salary and incentive compensation (annual cash bonus and mid and long-term incentives).
(2)	Includes BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group.
(3)	Total Shareholder Return is the total return earned on an investment in CIBC common shares as at October 31 of the applicable fiscal year. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.
(4)	Total Direct Compensation after “giveback” (voluntary return of compensation) as reported in last year’s Management Proxy Circular Summary Compensation Table.
(5)	As reported in last year’s Management Proxy Circular Summary Compensation Table.
(6)	Not available.

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 COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a summary description and explanation of senior executive pay at CIBC and describes the processes and policies the Management Resources and Compensation Committee (Committee) and Board of Directors use to determine compensation for the SET. The SET is comprised of the CEO and officers who are responsible for a Strategic Business Unit (SBU) (i.e., CIBC Retail Markets, Wholesale Banking or a control/support function). Each of the Named Executive Officers (NEOs) set out in the Summary Compensation Table on page 49 are SET members.

As described in the preceding letter, the Board of Directors and management completed a review in 2009 to further align CIBC’s executive compensation program with CIBC’s strategic imperative of consistent and sustainable performance over the long term. This process also considered guidance from shareholders, corporate governance groups, political leaders, regulators and others to review the manner and amounts executives within the industry are paid.

A complete description of the changes to SET compensation along with a summary of the Committee’s mandate, as well as a discussion of how CIBC’s compensation policies and practices align with regulatory requirements and other guidance, are provided in the following pages.

Role and accountabilities of the Management Resources and Compensation Committee

Highlights
ð  The Committee has overall accountability for compensation practices within CIBC and a broad role in overseeing CIBC’s human capital, including organizational effectiveness and succession planning

ð  The Committee receives expert independent advice from its external advisor, Watson Wyatt

ð  The Committee is committed to continually enhancing its capabilities and adopting best practices

The Committee assists the Board in fulfilling its governance responsibilities for CIBC’s human capital, including succession planning, and has accountability for the compensation policies and practices of CIBC, including those for the CEO and senior executives.

The Committee reviews and approves or recommends for Board approval:

•	CIBC’s compensation philosophy, principles and methodology on an annual basis;

•	annual cash bonus, mid and long-term incentive plans and policies for CIBC executives and Managing Directors in Wholesale Banking;

•	any material compensation plans that affect employees at various levels, including in Wholesale Banking;

•	individual compensation decisions for the most senior officers in the organization including the CEO and other SET members, key control positions and, effective May 2009, the Wholesale Banking Management Committee (WBMC);

•	total annual incentive compensation funding and the allocations to each of the SBUs taking into consideration the performance of CIBC and its operating businesses, performance against CIBC’s risk appetite goals, as well as the need to attract and retain the right talent;

•	succession plans for the CEO, all senior management reporting to the CEO, and other key senior management positions;

•	talent management, executive development and material organizational changes;

•	employment arrangements relating to appointments of all management at the Executive Vice-President (EVP) level and above as well as WBMC members; and

•	all pension plans and any material amendments to those plans.

In making its determination of annual Total Direct Compensation recommendations for SET members, the Committee, assisted by its independent advisor, reviews:

•	a pay/risk assessment to ensure that SET’s pay program does not encourage excessive risk taking; and

•	a long-term pay-for-performance analysis to ensure that the value delivered to SET through CIBC’s mid and long-term incentive programs is linked to CIBC’s performance over the same periods.

In addition, the Committee involves the Risk Management and Audit Committee Chairs, as well as the Chief Risk Officer (CRO) and Chief Financial Officer (CFO), in assessing financial performance, performance against risk appetite goals and the resulting impact on incentive compensation funding.

Seven Committee meetings were held in fiscal 2009. At each meeting, the Committee, among other things:

•	received an update on executive compensation trends from its independent advisor or another external advisor (beginning in May 2009); and

•	held an in camera session (i.e., without management present), which the independent advisor attended.

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COMPENSATION DISCUSSION AND ANALYSIS

Independent advice

The Committee receives expert, independent advice from an advisor who reports directly to the Committee. The advisor’s primary role is to support the Committee and to act only on instructions provided or approved by the Committee Chair. The advisor does not perform work on any other CIBC mandate without that work being pre-approved in writing by the Committee Chair.

Ira Kay, previously global director of Watson Wyatt’s executive compensation practice, has been the Committee’s advisor, and is a globally recognized executive compensation expert. The analyses and advice provided by Mr. Kay include, but are not limited to, compensation philosophy, the establishment of peer groups, market compensation practices and levels, guidance on annual Total Direct Compensation recommendations for the CEO and other SET members, incentive compensation plan design including pay-for-performance calibration, and supplemental pension benefits.

During 2009 the Committee renewed Watson Wyatt’s appointment as the Committee’s independent advisor based on an assessment of the level of service provided by Watson Wyatt, its independence from management and other relevant factors.

Total fees for services provided to CIBC by Watson Wyatt for the 2008 and 2009 fiscal years are set out below. To further the Committee’s goal of independence of its advisor, effective November 1, 2008 CIBC transferred all services relating to U.S. actuarial and retirement administration work, which comprises the majority of fees for “All Other CIBC Mandates”, from Watson Wyatt to another service provider.

Any work performed for management by Watson Wyatt in the future will be incidental to its primary role as Committee advisor.

	2008	2009
Fiscal Year Fees	($)	($)
Committee Mandate	385,000	563,000

All Other CIBC Mandates(1)	913,000 (2)	334,800 (3)

Notes:

(1)	Watson Wyatt’s retainer to provide services relating to CIBC’s U.S. actuarial and retirement administration work was pre-approved by the Committee at the time Watson Wyatt was awarded the Committee advisor mandate. As indicated above, this work has been transferred to another service provider and therefore it is expected that fees in this category will continue to decline.

(2)	In 2008, fees related to conducting compensation surveys ($36,000), review of an on-line retirement planning tool for compliance with applicable pension legislation ($35,000) and services relating to U.S. actuarial and retirement administration work ($842,000), which were higher in 2008 due to support of the sale by CIBC of the U.S. Investment Banking business.

(3)	In 2009, fees related to conducting compensation surveys ($30,500), review of an on-line retirement planning tool for compliance with applicable pension legislation ($51,000) as well as services relating to the transition of U.S. actuarial and retirement administration work ($253,300), which were significantly lower in 2009 compared to prior years.

Committee’s approach to continuous improvement

The Committee is committed to continually enhancing the capabilities of its members and adopting, as appropriate, best practices in corporate governance, executive compensation and talent management. A number of activities were undertaken in 2009 to achieve this goal.

1.	Three director development sessions were delivered by external experts, other than the Committee’s advisor, on matters relevant to the Committee’s mandate. For example, one session focused on the Committee’s accountabilities as the fiduciary and administrator of CIBC’s pension plans while another focused on how organizations are incorporating risk measures in their compensation programs.

2.	The Committee’s independent advisor, Watson Wyatt, conducted a comprehensive review, with support from management, of CEO and SET compensation. The specific changes that resulted from the review are outlined in the following section.

3.	Beginning in May 2009, at each Committee meeting Watson Wyatt or another external executive compensation expert provided a report on current market trends.

4.	CIBC’s executive compensation governance and programs were assessed against the principles, standards and best practices being advocated by regulators and corporate governance groups in the various jurisdictions in which CIBC operates. CIBC’s practices were generally consistent with that guidance and further adjustments were made and will continue to be made where appropriate. (See page 41 for further details.)

5.	The Chair of the Board and the Committee Chair met with the Canadian Coalition for Good Governance and major shareholders to hear their perspectives on CIBC’s approach to governance and executive compensation.

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COMPENSATION DISCUSSION AND ANALYSIS

CIBC’s compensation framework for the Senior Executive Team

Highlights
ð  Reduced the range of pay for the CEO/SET

ð  Reduced the potential for year-over-year volatility in the CEO/SET pay packages by having a higher proportion of fixed versus variable compensation, including higher base salaries

ð  Annual cash bonuses can be reduced to zero for poor performance

ð  Assessments of business performance are based on a balanced scorecard that includes a 20% weighting for performance against CIBC’s risk appetite goals

ð  Clawback provisions strengthened

ð  Involved the Risk Management and Audit Committee Chairs, as well as the CRO and CFO, in assessing financial performance, performance against risk appetite goals and the resulting impact on incentive compensation funding

As stated in the letter to shareholders from the Chair of the Board and the Committee Chair, CIBC’s new compensation framework for SET is based on our belief that executive pay should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking. These enhancements are in line with emerging best practices and further align our executive compensation framework to CIBC’s strategic imperative of consistent and sustainable performance. This has been accomplished through:

1.	Reducing the total pay opportunity as well as pay volatility by:

•	reducing the range of pay by up to 18%;

•	reducing the dollar value of equity at grant, which limits the future upside potential; and

•	increasing base salary as a percentage of total pay and providing a higher percentage of fixed rather than variable pay.

2. Further aligning executive pay, performance and the sustained execution of CIBC’s strategy by:

•	directly aligning the annual cash bonus to annual performance with potential payouts ranging from providing no (0%) cash bonus in a year of poor performance to 150% of target bonus in a year of strong performance (target is the level of bonus typically awarded for business and individual performance that meets expectations);

•	making Performance Share Units (PSUs) a larger proportion of the pay mix;

•	replacing Restricted Share Awards (RSAs) with Book Value Units (BVUs), a new tool that ties pay to the creation of real and sustainable value over time and that is not affected by short-term market movements (see page 56 note (6), for an explanation of the Book Value Plan);

•	maintaining a lower level of stock option grants than peers; and

•	introducing the opportunity for a periodic cash award if the execution of predetermined mid-term strategic goals results in sustained and enhanced performance.

The new compensation mix is illustrated in the table below.

	% of Total Direct Compensation
				Restricted	Performance	Book			Total
	Base	Cash	Total Cash	Share	Share	Value	Stock	Total	Direct
	Salary	Bonus	Compensation	Awards	Units	Units	Options	Equity	Compensation

CEO	20%	30%	50%	0%	20%	20%	10%	50%	100%

SET — Operating Businesses	13%-21%	32%-38%	50%-54%	0%	19%-20%	19%-20%	9%-10%	46%-50%	100%

SET — Control/ Support Functions	25%-29%	27%-38%	55%-62%	0%	15%-18%	15%-18%	8%-9%	38%-45%	100%

3. Incorporating performance against CIBC’s risk appetite goals into the assessment of business performance and compensation:

•	business scorecards, which are used to determine the annual cash bonuses for SET, incorporate a 20% weighting for performance against CIBC’s risk appetite goals; and

•	as part of the business scorecard review process, the CRO provides an independent assessment of whether CIBC is meeting its risk appetite goals to the CEO and subsequently to the Committee in a joint meeting with the Corporate Governance Committee, which includes Risk Management and Audit Committee Chairs. The assessment takes into consideration the risk appetite goals for CIBC overall, as well as the specific goals related to CIBC Retail Markets and Wholesale Banking.

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COMPENSATION DISCUSSION AND ANALYSIS

4. Strengthening clawbacks:

•	any SET member who engages in serious misconduct that results in a material restatement of CIBC’s financial statements or a significant financial loss to CIBC will automatically forfeit any unvested PSUs and BVUs. This is in addition to the post-retirement clawback in place for the CEO and the share ownership requirements for all executives.

5. Ensuring independence of the control functions:

•	20% of the annual cash bonus for the Chief Administrative Officer (CAO), CFO and CRO is based on an independent assessment of performance against their respective governance accountabilities, by the Chair of the Board and the Chairs of the Committees for which they are accountable (i.e., Audit or Risk).

The new SET compensation framework has been tested by the independent advisor under a number of scenarios. These tests indicated that the new compensation framework meets the Board’s objectives to mitigate the volatility of payouts by:

•	limiting the upside of realizable pay in years of typical share price appreciation (greater than 5% annually); and

•	limiting the reduction in years of share price declines or share price appreciation that is lower than that achieved by the peer group over time.

Total compensation approach

CIBC takes a comprehensive view of compensation as set out in the schematic below. Each compensation component is described in detail in the following table, with particular focus on how Total Direct Compensation is established.

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COMPENSATION DISCUSSION AND ANALYSIS

SET’s Total Direct Compensation is comprised of base salary and annual, mid and long-term incentives that are subject to performance either on award or at payout.

Base Salaries
1. Base salaries are set at levels above the peer group (i.e., market) median to recognize SET members’ lower range of pay and the Board’s decision to provide a higher proportion of fixed rather than variable pay. (For a description of market peer groups see page 37.)

Base salaries will typically be adjusted only if a material change in role occurs.

“At Risk” Awards
2. Annual Cash Bonus

     •  Ties payout to the achievement of business and individual performance goals.

     •  Bonus can be reduced to zero.

3. Periodic Cash Award for Strategic Achievements

     •  Ties payout to achieving sustained performance through specific mid-term strategic goals.

     •  Payouts are periodic in nature as performance will only be assessed over a multi-year period.

“At Risk” Payouts
4. Mid and long-term incentives are granted as fixed dollar values annually.

     •  Performance Share Units

         — Three-year deferral period with cliff-vesting at the end of period ties payouts to the medium-term business cycle, future share price performance and Return on Equity (ROE) performance relative to CIBC’s peer group of the other four major Canadian banks.

         — Focuses executives on achieving sustained performance over the medium to long-term.

         — Limits downside risk but also upside opportunity.

     •  Book Value Units

         — Three-year deferral period with cliff-vesting at the end of period ties payouts to the growth in reported book value per common share outstanding over the medium-term business cycle (adjustments are made for dividend payments and share issuances and repurchases through increases/decreases to the number of an individual’s BVUs).

         — More closely aligned with the underlying value of the business than shares which are more volatile and whose value can sometimes be related to short-term market fluctuations rather than longer-term value creation.

     •  Stock Options

         — 10-year term which vests 25% per year over four years and ties payouts to the long-term business cycle and future share price performance.

         — Zero value unless the share price increases.

Please see page 55 for further information about these incentive programs.

Indirect Compensation
5.    Benefits: CIBC provides a competitive flex-benefit program to all employees in Canada to support health and well-being. The SET are also provided with club memberships, annual medical examinations and automobile benefits as part of CIBC’s standard executive perquisite offering in Canada, consistent with market practice.

6.    Retirement Income Programs: CIBC provides three types of pension arrangements to eligible employees in Canada to supplement post-retirement income – a non-contributory defined benefit pension plan, a contributory defined benefit pension plan, or a cash contribution to an RRSP of the participant’s choice. In addition, executives at the Senior Vice-President level and above are eligible to participate in the Supplemental Executive Retirement Plan (SERP), consistent with market practice. The SERP arrangements for the NEOs are described on page 57.

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COMPENSATION DISCUSSION AND ANALYSIS

Establishing Total Direct Compensation ranges

At the beginning of each year, management recommends and the Committee and the Board approve Total Direct Compensation ranges for each SET member. These ranges are structured as follows:

Minimum
This has been established as a floor of 63%–77% of Target Total Direct Compensation depending on the SET member’s role and includes base salary plus the fixed dollar value grants of mid and long-term incentives.

This level of Total Direct Compensation is typically awarded in a year in which performance is below expectations.

Target
In 2009 Total Direct Compensation Targets for SET were reduced and are now set at a level that is 15%–23% lower than the median of the peer group (described below) over the trailing three-year period, which is consistent with the lower volatility in SET compensation packages.

This level of Total Direct Compensation is typically awarded for business and individual performance that meets expectations.

Maximum
This has been capped at 123%–138% of Target Total Direct Compensation (formerly 150%), depending on the SET member’s role.

Any Total Direct Compensation above Target is a direct result of the Annual Cash Bonus being at the upper end of the possible payout range of 0%-150%, as Base Salary and mid and long-term incentives are awarded as fixed dollar values.

This is only potentially awarded when business/individual performance substantially exceeds expectations.

The Committee and the Board have discretion to pay below the Minimum or above the Maximum in extraordinary business circumstances. This discretion was exercised for fiscal 2007 when the Committee and the Board reduced Total Direct Compensation for some SET members to below the Minimum.

Benchmarking compensation and peer groups

SET compensation, including for the NEOs, is evaluated relative to a group of peer companies of comparable size, scope, market presence and complexity in order to establish the Total Direct Compensation ranges described above.

The peer group for the CEO and CFO is comprised of the other four major Canadian banks (BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group) plus Canada’s two largest insurance companies (Manulife Financial and Sun Life Financial). Other SET members are benchmarked against the other four major Canadian banks. CIBC’s roles are compared to the peer group roles using two different methodologies to address the differences in organizational structures and job scope across the peer group. Jobs are benchmarked on the basis of 1) job title and 2) job size, as evaluated by the Hay Group, an external service provider, that regularly conducts executive surveys for Canada’s large financial institutions.

Annual process for assessing performance and determining cash bonuses

The purpose of the annual cash bonus is to reward SET members for their contribution to annual business performance, while also considering performance relative to the peer group and the trend of business performance over time.

Each SET member’s annual cash bonus is based on a prescribed combination of business and individual performance, as shown below. To ensure independence of our key control functions – finance, risk and administration – 20% of the annual cash bonus for the relevant SET members is based on an independent assessment of performance against their respective governance accountabilities, by the Chair of the Board and the Chairs of the Committees to which they are accountable (i.e., Audit or Risk Management).

	Performance Components/Weightings
		CIBC	CIBC
		Retail	Wholesale
	CIBC	Markets	Banking	Individual	Board
President & Chief Executive Officer	80%	—	—	20%	—

Senior Executive Vice-President, Retail Markets	40%	40%	—	20%	—

Senior Executive Vice-President, Wholesale Banking	40%	—	40%	20%	—

Senior Executive Vice-President & Chief Financial Officer	60%	—	—	20%	20%

Senior Executive Vice-President & Chief Risk Officer	60%	—	—	20%	20%

Senior Executive Vice-President & Chief Administrative Officer	60%	—	—	20%	20%

Senior Executive Vice-President, Technology & Operations	40%	20%	20%	20%	—

Senior Executive Vice-President, Corporate Development	40%	20%	20%	20%	—

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COMPENSATION DISCUSSION AND ANALYSIS

An assessment of each performance component – business, individual and board – results in a performance rating and an associated multiplier of 0%-150% which is then used to calculate the annual cash bonus, as shown below.

Annual Cash				Annual Cash
Bonus Target		Weighted Performance Multiplier		Bonus Award
($)	X	(0%–150%)	=	($)

Varies by role		CIBC Performance Multiplier x CIBC Weighting + SBU Performance Multiplier x SBU Weighting + Individual Performance Multiplier x Individual Weighting + Board Performance Multiplier x Board Weighting		Payouts range from 0% – 150% of the Annual Cash Bonus Target

The process to determine the annual cash bonus for each SET member is comprised of 4 steps:

The performance of CIBC and its key operating businesses is evaluated using business performance scorecards which include measures for each of the four performance categories below.

Performance Categories	Weighting
Financial Performance	50%

Execution of Risk Appetite Strategy	20%

Customer Satisfaction	20%

Employee Engagement	10%

The Committee typically approves the business performance scorecards and the associated performance measures at the beginning of each fiscal year.

Performance measures represent publicly reported objectives and other key business indicators that management and the Board regularly use to monitor performance. There are both forward-looking and backward-looking measures, as well as measures related to CIBC’s risk appetite goals. While the scorecard does not include specific targets, current year performance is evaluated against the Board-approved Business Plan and prior year’s performance. Performance is also evaluated relative to CIBC’s peer group for the current year and on a trailing three-year period. External credit ratings are used in the risk appetite category of the scorecard to assess CIBC’s risk performance relative to its peer group. Measures highlighted in italics are those most often used when making comparisons to the peer group.

Business Performance Scorecard and Sample Measures
Performance Categories	CIBC	CIBC Retail Markets	Wholesale Banking
Financial Performance (Reported and Adjusted) • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Peers	• Revenue • Net Income After Tax • Cash Earnings Per Share • ROE • Key Business Indicators (e.g., Capital Strength, Business Mix, Expenses, Total Shareholder Return (TSR)) • Publicly Stated Objectives	• Revenue • Net Income Before Tax • Net Income After Tax • Key Business Indicators (e.g., Loan Losses, Expenses, ROE)	• Revenue • Net Income Before Tax • Net Income After Tax • Key Business Indicators (e.g., Net Income after Tax from Continuing Businesses, Loan Losses, Expenses)

Execution of Risk Appetite Strategy	• Risk Metrics (e.g., Tier 1 ratio, Loan loss ratio, Bond ratings, Risk-adjusted return on capital (RAROC))	• Risk Metrics (e.g., Total consumer delinquencies (30+ days, 90+ days), Operational losses, Economic Profit, RAROC)	• Risk Metrics (e.g., Trading Value at Risk (VaR) as % of Total Common Equity, Operational losses, Economic Profit, RAROC)

Customer Satisfaction • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Peers	• See CIBC Retail Markets and Wholesale Banking	• Customer Service Index • Market Share • Growth in Funds/Assets Managed	• Relative Ranking on: – League Tables – Brendan Wood International Survey • Market Share

Employee Engagement • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Peers	• Employee Commitment Index from CIBC and SBU employee surveys • Employee Turnover

CIBC     PROXY CIRCULAR    •    38

COMPENSATION DISCUSSION AND ANALYSIS

At the end of each year, the CFO, the CRO and Human Resources review business scorecards for CIBC, CIBC Retail Markets and Wholesale Banking with the CEO. Following this review, the CEO assigns both a performance rating and an associated business performance multiplier to each of the four categories in the respective scorecards, using the scale shown below:

Range of Possible Business Performance Multipliers
Above Expectations	Met Expectations	Below Expectations

125%−150%	100%	0%−75%

An aggregate business performance multiplier is then calculated for each of CIBC, CIBC Retail Markets and Wholesale Banking.

At its November and December meetings, the Committee, in consultation with the Risk Management and Audit Committee Chairs, reviews the business scorecards. The CFO and CRO attend these meetings to provide their respective views on financial performance, as well as performance against CIBC’s risk appetite goals. The Committee, as well as the Risk Management and Audit Committee Chairs, provide their views of performance.

The Committee and the Risk Management and Audit Committee Chairs then review the CEO’s recommended aggregate business multipliers for each of CIBC, CIBC Retail Markets and Wholesale Banking and provide feedback. At the December meeting, the Committee, with input from the Risk Management and Audit Committee Chairs, either approves or modifies the business performance multipliers as appropriate.

At the beginning of each year, an individual scorecard is established for each SET member which includes the following objectives:

•	fostering a culture of being a leader in client relationships;
•	delivering on key strategic initiatives that support the strategies of CIBC, CIBC Retail Markets and Wholesale Banking;
•	meeting the Business Plan;
•	creating an environment where employees can excel; and
•	maintaining or improving CIBC’s reputation within the community and with external stakeholders.

At the end of the year, each SET member documents specific results against the objectives and provides a self-assessment that details:

•	key accomplishments;
•	key challenges;
•	factors affecting performance; and
•	key areas of focus in the coming fiscal year.

In addition, input is received from the Chief Auditor and Chief Compliance Officer regarding control violations, so that penalties can be imposed for any non-adherence to CIBC’s control framework as warranted.

The completed individual scorecards and control assessments are reviewed by the CEO and Human Resources. The CEO determines a recommended performance rating and associated individual multiplier, as illustrated below. If individual performance is rated below expectations, no cash bonus is paid.

Range of Individual Performance Multipliers
			Below
Exceptional	Exceeded Expectations	Successfully Met Expectations	Expectations

150%	120%−135%	100%−110%	0%

Individual performance assessments and recommended performance ratings are then presented to the Committee and Board for review and approval.

39    •    CIBC     PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Once business and individual performance have been assessed, and the Committee has determined its recommended business and individual performance multipliers, the annual cash bonus amount is calculated for each SET member. An example is provided below. The example assumes that:

•	CIBC’s performance met expectations;
•	the SBU’s performance was above expectations;
•	individual performance successfully met expectations; and
•	the Board Committee rating is not applicable to this role.

Annual Cash				Annual Cash
Bonus Target		Weighted Performance Multiplier		Bonus Award
($)		(0%–150%)		($)

		CIBC Performance Multiplier x CIBC Weighting 100% x 40%		$400,000
		+		+
		SBU Performance Multiplier x SBU Weighting 125% x 40%		$500,000
$1,000,000	X	+	=	+
		Individual Performance Multiplier x Individual Weighting 100% x 20%		$200,000
		+		+
		Board Performance Multiplier x Board Weighting n/a		n/a
=
$1,100,000

The CEO and the Committee complete a final review of each SET member’s Total Direct Compensation (which includes the calculated annual cash bonus award) for reasonableness. The Committee may increase or decrease Total Direct Compensation in extraordinary circumstances, such as a material change in business performance, major regulatory and/or risk failures, exceptional achievements, or to address unique market situations. The Committee then presents its recommendations to the Board for approval.

CIBC     PROXY CIRCULAR    •    40

COMPENSATION DISCUSSION AND ANALYSIS

CIBC versus regulatory guidance / best practices

Highlights
ð  CIBC closely monitors emerging global compensation guidance and best practices and assesses them against CIBC’s compensation framework

ð  The standards established by the Financial Stability Board (FSB) and the Canadian Coalition for Good Governance (CCGG) played a prominent role in our assessment

ð  Key categories reviewed include governance, compensation and capital, pay structure and risk alignment, and disclosure, consistent with the FSB standards

ð  Recent guidance was considered in the new SET compensation framework and revisions were also made to Wholesale Banking compensation

We have summarized CIBC’s practices in support of emerging global compensation guidance, recognizing that such guidance is evolving and CIBC intends to stay current with emerging trends as appropriate.

GOVERNANCE	Active Board Oversight

• CIBC’s Board and its Committees provide active oversight of CIBC’s compensation programs, policies and practices, as well as a broader role in human capital management, as described throughout this document:
  — Report of the Management Resources and Compensation Committee;
  — Independent advice to the Committee;
  — Role of the Corporate Governance Committee in providing governance oversight of the executive compensation process; and
  — Role of the Board’s Risk Management Committee Chair and Audit Committee Chair in assessing business performance relative to risk appetite goals and quality of earnings as they relate to incentive compensation funding.

Compensation of Controls Functions
• Compensation for risk and compliance staff is determined based on overall CIBC results and is independent of the results of the specific business supported.
• 20% of the CAO’s, CFO’s and CRO’s annual cash bonus is based on an assessment by the Chair of the Board and the Chair of the Committee supported (i.e., Audit or Risk Management).

COMPENSATION AND CAPITAL	Strength of Capital Position • Annual cash bonuses are determined by a balanced scorecard which includes capital-based metrics and the CRO’s assessment of risk.

PAY STRUCTURE AND RISK ALIGNMENT	Compensation Funding • Negative financial performance results in a substantial reduction to variable compensation funding, as demonstrated in both fiscal 2005 and fiscal 2008.

• Assessments of business performance are based on a balanced scorecard that includes a 20% weighting for performance against CIBC’s risk appetite goals for CIBC overall, CIBC Retail Markets and Wholesale Banking. The measures for risk appetite include economic profit and risk-adjusted return on capital.

Compensation Design

• The new SET compensation framework reduces the range of pay for CIBC’s senior executives and also reduces the potential for year-over-year volatility in the pay packages by having a higher proportion of fixed versus variable compensation, including higher base salaries.

• An individual’s annual cash bonus reflects individual, SBU and overall CIBC performance while deferred compensation (i.e., mid and long-term awards) payouts reflect overall CIBC performance.

Deferrals and Clawbacks

• Approximately 60% of each SET members’ incentive compensation is deferred for at least three years (PSUs and BVUs cliff-vest after three years) and, in the case of options, vesting is over four years.

• Over half of each SET member’s deferred compensation is in share-based compensation.

• For Wholesale Banking employees, effective fiscal 2009, the percentage of incentive compensation deferred and the length of the deferral were increased (a portion now cliff-vests after three years, rather than 1/3 annually). The target deferral rate for Wholesale Banking Management Committee members is 50% and is awarded in share-based compensation; actual deferrals for fiscal 2009 were approximately 60%.

• Unvested PSUs or BVUs granted to SET members and RSAs granted to Wholesale Banking employees are subject to forfeiture for Misconduct. (Misconduct is defined as (i) serious misconduct (ii) fraud (iii) a material breach of the terms and conditions of employment (iv) willful breach of the provisions of the Bank’s Code of Conduct of sufficient gravity to justify the application of this provision (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other matter constituting cause for dismissal.)

• The CEO has a mandatory deferral of share-based compensation (over 300,000 units) until retirement or employment termination.
• The CEO has a post-retirement deferred compensation forfeiture provision. (See page 60 for additional disclosure.)

• Share ownership guidelines are in place for executives, members of the Wholesale Banking Management Committee, and Managing Directors and above; the CEO must maintain an ownership position for two years after retirement.

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COMPENSATION DISCUSSION AND ANALYSIS

PAY STRUCTURE AND RISK ALIGNMENT (continued)	Contractual Arrangements • Change of Control policy includes a double trigger (see page 61 for additional information). • Guaranteed bonuses are limited to new hires and for the first year only.

DISCLOSURE	Annual Report on Compensation
• CIBC strives to provide shareholders with timely, simple and transparent information about:
— the Committee’s mandate;
— compensation decision-making process;
— pay and performance alignment; and
— governance practices.

CIBC’s fiscal 2009 performance

Highlights
ð  One of the strongest capitalized banks in North America

ð  Adjusted revenue growth(1) trailed industry peers(2) due to CIBC’s lower risk appetite

ð  Reported earnings significantly improved from 2008 levels, but were still impacted by structured credit write-downs

Provided below is a summary of fiscal 2009 business performance results for CIBC overall, CIBC Retail Markets and Wholesale Banking against the balanced scorecard on page 38. These results formed the basis of the Board’s and the Committee’s decisions on:

•	the funding of incentive compensation for CIBC and the allocations to the individual SBUs; and

•	compensation for SET, including the NEOs.

In assessing financial performance, the Board and Committee consider both reported results, which are in accordance with generally accepted accounting principles (GAAP), and “adjusted” results. Adjusted results are non-GAAP financial measures and exclude items of note that are typically adjusted for by financial analysts to assess core operating performance. The Board and Committee also find these non-GAAP measures useful in analyzing the operating performance of CIBC.

CIBC OVERALL CIBC reported improved profitability
• CIBC reported net income of $1.2 billion in 2009 compared to a loss of $2.1 billion in 2008. Earnings in 2009 were adversely affected by write-downs in the structured credit portfolio and higher loan losses as a result of the recessionary environment.
• Adjusted net income(1) was $2.4 billion in 2009, down from $2.6 billion in 2008 due to higher loan losses.

CIBC’s adjusted revenue growth(1) was below industry peers(2)
• CIBC delivered a total shareholder return for fiscal 2009 of 21.07%, third among the major Canadian banks and above the S&P/TSX Composite Banks Index.
• CIBC reported revenue of $9.9 billion in 2009, up from $3.7 billion in 2008.

• Adjusted revenue(1) was $11.4 billion in 2009, up from $10.9 billion in 2008, a growth rate of 4.6%.

• CIBC’s revenue growth reflected a lower risk appetite, particularly in the areas of unsecured lending (cards and personal lines of credit) within CIBC Retail Markets and trading operations within Wholesale Banking.

CIBC made progress against its strategic imperative of consistent and sustainable performance
• CIBC built its Tier 1 Capital Ratio, the primary measure of balance sheet strength, to 12.1%. This capital position is the strongest on record for CIBC and among the highest of major North American banks.
• Investments were made in key areas including a significant expansion of the retail distribution network, renewal of the leadership team within Wholesale Banking, and new technology to support the front line businesses and risk management capabilities.

• CIBC achieved its publicly stated expense target for the fourth consecutive year.

• CIBC actively managed and reduced its structured credit exposure through the sale and termination of underlying positions and settlements with financial guarantors that mitigated losses in 2009 and have reduced the potential for future losses and volatility.

CIBC effectively executed its risk appetite strategy
• CIBC continued strengthening its balance sheet through 2009, with particular emphasis on building a strong capital and liquidity base. Consistent with CIBC’s risk appetite, the businesses took prudent steps at the beginning of the recession to reduce their risk profile.

• Still, 2009 saw a difficult economic environment. Increased loan losses, similar to the balance of the industry, and structured credit losses resulted in elevated earnings volatility.

CIBC’S employee engagement improved
• A record number of employees participated in CIBC’s 2009 annual survey and the overall Employee Commitment Index rose to its highest level since the survey was introduced in 1998. Employees’ views improved across all CIBC’s key businesses and in almost every category surveyed, with noteworthy increases in the sense of pride in the organization and satisfaction with CIBC as a place to work.

• Voluntary turnover has been reduced and is running below industry benchmarks.

Notes:

(1)	Adjusted revenue and adjusted net income are non-GAAP financial measures. See reconciliation between reported revenue and net income, and adjusted revenue and net income for both 2009 and 2008 on page 63.

(2)	Includes BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group.

CIBC     PROXY CIRCULAR    •    42

COMPENSATION DISCUSSION AND ANALYSIS

CIBC’s 2009 performance against objectives

Financial Measures
	Medium-Term Objectives	2009 Results	Comments
Earnings Per Share (EPS) Growth	Diluted EPS growth of 5%-10% per annum, on average, over the next 3-5 years.	2009 EPS of $2.65 compared to 2008 loss per share of $5.89	EPS was affected by items discussed in the Management’s Discussion and Analysis (MD&A), Overview section.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	9.4%	ROE was affected by items discussed in the MD&A, Overview section.

Capital Strength	Tier 1 capital ratio target of 8.5%. Total capital ratio target of 11.5%.	Tier 1 capital ratio: 12.1% Total capital ratio: 16.1%	Capital ratios were well above our targets.

Business Mix	At least 75% retail (as measured by economic capital).	69%/31% retail/wholesale	Business mix was affected by capital allocated to the structured credit run-off portfolio.
	Achieve annual net income between $300 million and $500 million over the medium term from Wholesale Banking’s continuing businesses.(1)	Wholesale Banking reported a net loss of $507 million in 2009.	Wholesale Banking’s net loss included structured credit write-downs and other items discussed in the MD&A, Overview section.
Wholesale Banking achieved its financial objective for continuing businesses.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.(2)	Loan loss ratio: 80 basis points	Loan loss performance was affected by the deteriorating economic environment.

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(3)).	Cash efficiency ratio (TEB)(3): 66.4%	Cash efficiency ratio was affected by items discussed in the MD&A, Overview section.
	Hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding our exited businesses and First Caribbean (annualized 2006 fourth quarter expenses of $7,568 million includes annualized 2006 fourth quarter expenses related to exited/sold businesses of $464 million, and no expenses related to FirstCaribbean).(1)	Non-interest expenses of $6,660 million (includes expenses related to exited businesses of $68 million and FirstCaribbean expenses of $421 million).	We achieved our expense target for the fourth consecutive year.

Dividend Payout Ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio: > 100%	Dividend payout ratio was affected by items discussed in the MD&A, Overview section.

Total Shareholder Return (Five Year)	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended – October 31, 2009: CIBC: 4.5% Index: 47.4%	We outperformed the Banks Index in fiscal 2009 but have underperformed over the past five years as a result of our structured credit exposures.

Notes:

(1)	Going forward, we are withdrawing these objectives from our Balanced Scorecard.

(2)	Going forward, we will measure this objective on a managed basis. See the “Non-GAAP measures” section of the MD&A.

(3)	For additional information, see the “Non-GAAP measures” section of the MD&A.

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COMPENSATION DISCUSSION AND ANALYSIS

CIBC’s 2009 business unit performance

CIBC RETAIL MARKETS

CIBC Retail Markets managed through a difficult environment, effectively controlling its risk profile while continuing to make significant investments that position the business well for future success

• CIBC Retail Markets reported and adjusted net income(1) in 2009 of $1.9 billion was down from $2.3 billion in 2008, due primarily to higher write-offs and allowances within the consumer credit card portfolio as a result of the deteriorating economic environment in Canada.

• CIBC Retail Markets reduced its risk profile in advance of the recession, which constrained both volume and revenue growth relative to the competition. The proactive management, particularly of unsecured consumer loan growth, coupled with strong growth in retail deposits through the recession, supported CIBC’s efforts towards strengthening its balance sheet.

• The severity of the recession, and particularly rising consumer bankruptcies in Canada, resulted in higher retail loan losses for CIBC Retail Markets and across the industry.

• While managing the balance between growth and risk during a difficult economic environment, CIBC’s retail business made significant investments in 2009 that position the business well for future success. In 2009, CIBC Retail Markets:

— opened, relocated or expanded 41 branches as part of CIBC’s largest branch investment program on record, while continuing its targeted approach to extending evening, Saturday and Sunday hours in its branches;

— continued to upgrade the ABM network with more energy efficient machines offering new technology, accessibility and security features, while also investing in market-leading capabilities in on-line and telephone banking;

— launched several new products for clients, including chip-enhanced credit cards, tax-free savings accounts, a new high-interest savings account and an unlimited business chequing account;

— launched a brand renewal campaign to strengthen CIBC’s reputation and image in the market; and

— invested in new technology and tools to help CIBC advisors better service client needs and extend focus and market leadership in the area of advice.

• CIBC’s retail business continues to hold strong positions in the Canadian market place in most core product lines based on funds managed, including cards where CIBC is the industry leader, residential mortgages and consumer deposits.

• In the area of customer satisfaction, overall scores are below the median of industry peers(2) and are an area of ongoing focus for improvement.

• CIBC Retail Markets’ Employee Commitment Index in 2009 continued to be strong and equal to the high levels reported by CIBC overall.

• Voluntary turnover has been reduced and is running below industry benchmarks.

WHOLESALE BANKING
Wholesale Banking achieved its financial objectives for continuing businesses, reflecting progress against its client focused strategy, its lower risk profile and a better operating environment in 2009

• Wholesale Banking reported a net loss of $507 million in 2009 compared with a loss of $4.2 billion in 2008.

• Adjusted net income(1) was $632 million in 2009, up from $283 million in 2008 due to higher revenue.

• Wholesale Banking reduced its market risk levels as the recession deepened, resulting in lower revenue volatility in its trading business.

• The credit portfolio, which held up well through the early stages of the recession, experienced higher loan losses (more in line with industry loss levels) in the second half of 2009; these higher credit losses, combined with structured credit losses earlier in 2009, resulted in elevated earnings volatility.

• Within its continuing businesses, Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million.

• 2009 revenue and net income from continuing businesses were below the median of industry peers(2). This reflects CIBC’s strategic decision to significantly reduce the scale of the business (particularly in the U.S. marketplace) and its lower risk appetite for trading activities that generated strong levels of revenue for industry peers in 2009.

• In 2009, Wholesale Banking continued to demonstrate market leadership in serving its core Canadian clients and solidified its position as a leading equity trader, both by volume and value on the TSX, a marked improvement over prior years. Strong positions were also maintained in other core areas such as equity new issues, mergers and acquisitions, foreign exchange and government bond underwriting.

• Wholesale Banking’s Employee Commitment Index in 2009 increased by a greater amount than CIBC overall but remained slightly below the Bank-wide level.

• Voluntary turnover has been reduced and is running below industry benchmarks.

Notes:

(1)	Adjusted revenue and adjusted net income are non-GAAP financial measures. See reconciliation between reported revenue and net income, and adjusted revenue and net income for both 2009 and 2008 beginning on page 63.

(2)	Includes BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group.

CIBC     PROXY CIRCULAR    •    44

COMPENSATION DISCUSSION AND ANALYSIS

Total Direct Compensation for the Named Executive Officers

Highlights
ð  Fiscal 2009 Total Direct Compensation for the NEOs reflects the reduced total range of pay, which includes a higher proportion of fixed rather than variable pay

ð  The assessment of business performance based on the balanced scorecard resulted in a “Below Expectations” rating for CIBC

ð  The annual cash bonus for each NEO was significantly reduced for overall CIBC performance

As discussed on page 37, Total Direct Compensation for the SET is based on a combination of business and individual performance and, where applicable, the Board’s assessment of their governance responsibilities. The table below shows the relevant performance weightings used to calculate the fiscal 2009 Total Direct Compensation as shown on page 46 for the CEO, the CFO and the other three most highly compensated executive officers of CIBC (collectively, the NEOs).

	Performance Components/Weightings
		CIBC	CIBC
		Retail	Wholesale
	CIBC	Markets	Banking	Individual	Board
President & Chief Executive Officer	80%	—	—	20%	—

Senior Executive Vice-President & Chief Financial Officer	60%	—	—	20%	20%

Senior Executive Vice-President, Wholesale Banking	40%	—	40%	20%	—

Senior Executive Vice-President, Retail Markets	40%	40%	—	20%	—

Senior Executive Vice-President, Technology & Operations	40%	20%	20%	20%	—

Assessment of business performance against the balanced scorecard

The Board and the Committee assigned a business performance rating of “Below Expectations” for CIBC based on the financial performance and other results against the balanced scorecard as described on pages 42 and 43. The key drivers of this rating were:

•	financial results which, while stronger than fiscal 2008, were lower than fiscal 2006 and 2007 and below the peer group; and

•	the continued impact of structured credit write-downs.

CIBC Retail Markets was assessed as “Met Expectations” which reflects its success at meeting its business plan despite a difficult business environment, effectively managing its risk profile and continuing to make significant investments that position the business for future success.

Wholesale Banking delivered very strong performance in its continuing businesses, but was below the peer group as a result of restructuring the business to focus on CIBC’s traditional strengths and adopting a lower risk appetite. The Board and the Committee assessed Wholesale Banking as “Met Expectations”, balancing a year of strong progress against the legacy structured credit issues.

Assessment of individual and board performance

The Board and Committee rated the NEOs either “Successfully Met Expectations” or “Exceeded Expectations” based on their individual performance and, where applicable, the Board’s assessment of governance responsibilities.

45    •    CIBC     PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Fiscal 2009 compensation for the Named Executive Officers

The following table discloses the Total Direct Compensation decisions made by the Board and the Committee for the relevant fiscal year. The Total Direct Compensation amounts shown in the final column in the table below are equal to those in the final “Total Direct Compensation” column in the Summary Compensation Table on page 49.

					Enhanced
G.T. McCaughey	Base	Annual Cash	Mid-Term	Stock	SERP	Total Direct
President & Chief Executive	Salary	Bonus	Incentives(1)	Options	Benefit(2)	Compensation
Officer	($)	($)	($)	($)	($)	($)
2009	1,500,000	990,000	3,000,000	750,000	—	6,240,000

2008	1,000,000	0	6,417,500	742,500	—	8,160,000

2007	1,000,000	0	2,700,000	1,612,500	—	5,312,500

					Enhanced
J.D. Williamson	Base	Annual Cash	Mid-Term	Stock	SERP	Total Direct
Senior Executive Vice-President	Salary	Bonus	Incentives(1)	Options	Benefit	Compensation
& Chief Financial Officer	($)	($)	($)	($)	($)	($)
2009	750,000	450,000	880,000	220,000	—	2,300,000

2008 (partial year payment)	348,657	725,000	935,000	165,000	—	2,173,657

					Enhanced
R.W. Nesbitt	Base	Annual Cash	Mid-Term	Stock	SERP	Total Direct
Senior Executive Vice-President,	Salary	Bonus	Incentives(1)	Options	Benefit(3)	Compensation
Wholesale Banking	($)	($)	($)	($)	($)	($)
2009	750,000	1,133,503	1,864,085	466,021	1,211,391	5,425,000

2008 (partial year payment)	288,247	2,200,000	2,125,000	375,000	—	4,988,247

					Enhanced
S.A. Baxendale	Base	Annual Cash	Mid-Term	Stock	SERP	Total Direct
Senior Executive Vice-President,	Salary	Bonus	Incentives(1)	Options	Benefit(3)	Compensation
Retail Markets	($)	($)	($)	($)	($)	($)
2009	750,000	775,000	1,300,000	325,000	—	3,150,000

2008	450,000	1,100,000	1,317,500	232,500	—	3,100,000

2007	450,000	1,312,284	1,497,942	264,343	375,431	3,900,000

					Enhanced
R.A. Lalonde	Base	Annual Cash	Mid-Term	Stock	SERP	Total Direct
Senior Executive Vice-President,	Salary	Bonus	Incentives(1)	Options	Benefit	Compensation
Technology & Operations	($)	($)	($)	($)	($)	($)
2009	750,000	500,000	1,000,000	250,000	—	2,500,000

2008	450,000	1,050,000	1,275,000	225,000	—	3,000,000

2007	450,000	1,375,000	1,551,250	273,750	—	3,650,000

Notes:

(1) For 2009 includes BVUs and PSUs. For 2008 and 2007 includes RSAs and PSUs, where applicable.

(2)	The adjustment made in 2008 to Mr. McCaughey’s SERP compensation limit to bring his pension benefit to a market competitive level is not considered by the Board to be part of annual compensation. (For further information see note (10) to the Summary Compensation Table on page 50.)

(3)	In recognition of prior CIBC service, Mr. Nesbitt and Ms. Baxendale have been provided with enhanced SERP benefits in lieu of a portion of the Annual Cash Bonus, Mid-Term Incentives and Stock Options as disclosed in notes (14) and (16) to the Summary Compensation Table (see page 50). The value of the enhanced benefit is included in the determination of Total Direct Compensation.

As indicated in the letter from the Chair of the Board and the Committee Chair, the practice adopted in 2005 of determining the CEO’s annual variable compensation for a given year at the end of the following fiscal year has been discontinued. The Board’s fiscal 2009 total direct compensation decision for Mr. McCaughey under the new SET framework is detailed above; the Board’s fiscal 2008 total direct compensation decision is described on page 48.

CIBC     PROXY CIRCULAR    •    46

COMPENSATION DISCUSSION AND ANALYSIS

Performance graph

The following graph compares the cumulative Total Shareholder Return (TSR) of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index (all assuming reinvestment of dividends) over the last five fiscal years. Also shown, for comparative purposes, is aggregate annual NEO Total Direct Compensation for the same period, which the Board believes appropriately tracks CIBC’s performance over this timeframe.

Five-year total return on $100 investment(1) versus CIBC NEO Total Direct Compensation
Indexed at 2004

Notes:

(1) Dividends reinvested.

(2) CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, stock options and enhanced SERP benefit, and reflects the pay and performance decisions made by the Committee and Board for the respective fiscal year, indexed to 2004.

47    •    CIBC     PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Cost of Management Ratio (COMR)

The table below illustrates total compensation to CIBC NEOs as a percentage of net income after tax (NIAT) for the fiscal years indicated. While the composition of the NEOs may change from year to year, the fixed definition of the group of executives included allows for the comparability of compensation amounts.

	NEO Compensation	NIAT(3)	NEO Compensation as
Year	($000’s)	($000’s)	a Percentage of NIAT(4)
Fiscal 2009	19,615(1)	1,174,000	1.67%

Fiscal 2008	22,141(2)	−2,060,000	n/m(5)

Fiscal 2007	21,022(2)	3,296,000	0.64%

NEO Compensation as a percentage of NIAT on an adjusted basis excluding items of note was: 0.82% for 2009, 0.84% for 2008 and 0.67% for 2007.

Notes:

(1)	For fiscal 2009 NEO compensation is the sum of base salary, annual cash bonus, mid-term incentives, stock options and enhanced SERP benefit, and reflects the pay and performance decisions made by the Committee and Board for the fiscal year, as disclosed in the Total Direct Compensation column for 2009 in the Summary Compensation Table (see page 49).

(2)	For fiscal 2008 and fiscal 2007, as described in the management proxy circular for each year, NEO compensation is the total of base salary, annual cash bonus and deferred equity awards (e.g., RSAs, PSUs, BVUs and stock options), plus Pension Cost, and excludes All Other Compensation and compensation that is one-time in nature, (e.g., the sign-on option award for Mr. Williamson made at the time of his appointment as SEVP & CFO), as disclosed in the Summary Compensation Table. For fiscal 2008, to create comparability of annual amounts, CIBC has included the CEO and the CFO at the end of the fiscal year and the other three most highly compensated NEOs for each year. The fiscal 2008 NEO compensation data has been adjusted from that presented in last year’s Management Proxy Circular to include Mr. McCaughey’s total compensation for fiscal 2008, as determined in November 2009.

(3)	NIAT is as reported in CIBC’s Consolidated Statement of Operations on page 101 of the 2009 Annual Accountability Report, reported as Net (loss) income.

(4)	COMR is not a defined term under Canadian securities legislation and is not a Canadian GAAP measure. As a result, CIBC’s ratio of compensation as a percentage of NIAT may not be directly comparable to that of other companies.

(5)	Not meaningful.

Fiscal 2008 performance and compensation for the CEO

In determining Mr. McCaughey’s Total Direct Compensation for fiscal 2008 the Committee noted that CIBC delivered record results in fiscal 2007. These results, however, were undercut by writedowns in CIBC’s structured credit business in fiscal 2007 and fiscal 2008. As a result, and as discussed in the report on executive compensation section of last year’s Management Proxy Circular, Mr. McCaughey’s total fiscal 2007 compensation, which was determined at year-end 2008, was reduced significantly, first by the Board and then further by Mr. McCaughey himself, to be the lowest of his peers.

In evaluating Mr. McCaughey’s compensation for fiscal 2008, the Committee gave weight to CIBC’s success in addressing its structured credit exposure and navigating the global financial crisis alongside its operating performance.

Under Mr. McCaughey’s leadership, CIBC was the first major bank in North America to raise capital before the crisis took hold and market values significantly deteriorated. Together with his Senior Executive Team, he concluded two well-conceived and executed transactions: one to divest non-core, high-cost, and high-risk parts of Wholesale Banking’s U.S. business; and the other to obtain downside protection on CIBC’s U.S. residential mortgage exposures while keeping a significant degree of upside for CIBC if the underlying securities recover in value. Finally, he installed new leadership at CIBC’s Wholesale Banking unit and significantly bolstered the capabilities and independence of CIBC’s risk management function.

Based on this assessment, the Committee and Board awarded Mr. McCaughey $8,160,000 for fiscal 2008. This was comprised of a zero cash bonus, $1,887,500 in PSUs and $4,530,000 in RSAs, in addition to his $1,000,000 base salary and the $742,500 in options granted to him at the end of fiscal 2008. The Committee believes that providing incentive compensation to the CEO in respect of fiscal 2008 exclusively in the form of deferred compensation directly aligns any future realized value with the experience of shareholders.

CIBC     PROXY CIRCULAR    •    48

 TABLES

Summary Compensation Table

The following table discloses compensation for the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated.

Consistent with our strategy and lower risk appetite, we have reduced the range of pay for CIBC’s senior executives. We have also reduced the potential for year-over-year volatility in the pay packages by having a higher proportion of fixed versus variable compensation, including higher base salaries.

								Non-equity
								Incentive Plan
								Compensation
								($)
																	Total
				Share-based		Option-based		Annual		Long-term		Pension		All Other		Total	Direct
		Salary		Awards(1)		Awards(2)		Incentive		Incentive		Value(4)		Compensation(5)(6)(7)		Compensation	Compensation(8)
Name and Principal Position	Year	($)		($)		($)		Plans		Plans(3)		($)		($)		($)	($)
G.T. McCaughey(9)	2009	1,500,000		1,500,000		750,000		990,000		1,500,000		472,000		2,250		6,714,250	6,240,000
President and	2008	1,000,000		6,417,500		742,500		0		—		2,602,000	(10)	2,250		10,764,250	8,160,000
Chief Executive Officer	2007	1,000,000		2,700,000		1,612,500		0		—		394,000		2,250		5,708,750	5,312,500

J.D. Williamson	2009	750,000		440,000		220,000		450,000		440,000		101,000		2,250		2,403,250	2,300,000
Senior Executive Vice-President	2008	348,657	(11)	935,000		165,000		725,000		—		66,000		577,392	(12)	2,817,049	2,173,657
and Chief Financial Officer

R.W. Nesbitt	2009	750,000		932,043	(14)	466,021	(14)	1,133,503	(14)	932,042	(14)	1,695,000	(14)	—		5,908,609	5,425,000
Senior Executive Vice-President,	2008	288,247	(13)	2,125,000		375,000		2,200,000		—		14,000		2,521,000	(15)	7,523,247	4,988,247
Wholesale Banking, CIBC, and Chairman and Chief Executive Officer, CIBC World Markets

S.A. Baxendale	2009	750,000		650,000		325,000		775,000		650,000		82,000		2,250		3,234,250	3,150,000
Senior Executive Vice-President,	2008	450,000		1,317,500		232,500		1,100,000		—		73,000		2,250		3,175,250	3,100,000
CIBC, and President, CIBC	2007	450,000		1,497,942	(16)	264,343	(16)	1,312,284	(16)	—		88,000	(16)	2,250		3,614,819	3,900,000
Retail Markets

R.A. Lalonde	2009	750,000		500,000		250,000		500,000		500,000		200,000		2,250		2,702,250	2,500,000
Senior Executive Vice-President,	2008	450,000		1,275,000		225,000		1,050,000		—		153,000		2,250		3,155,250	3,000,000
Technology and Operations	2007	450,000		1,551,250		273,750		1,375,000		—		152,000		2,250		3,804,250	3,650,000

Notes:

(1)	Amounts shown represent the total value of RSAs granted under the RSA Plan and PSUs granted under the PSU Plan for the specified fiscal years. For awards granted for fiscal 2007, units are valued under both plans at the weighted average price of CIBC common shares purchased in the open market by the RSA trustee in respect of these grants. For RSAs and PSUs granted for fiscal 2008 and PSUs granted for fiscal 2009, units are valued under both plans based on the average closing price of one CIBC common share on the TSX for the 10 trading days prior to December 1, 2008 and December 1, 2009, respectively. RSAs vest one-third annually or at the end of three years. RSAs were not granted to NEOs for fiscal 2009.

Fiscal 2007 RSA awards are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elected to defer receipt of shares until the end of the third year. Fiscal 2008 RSA awards are paid in cash, with each unit valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to each of December 1, 2009, December 1, 2010 and December 1, 2011, unless the recipient elects to defer receipt of the proceeds until the end of the third year, in which case each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011. Dividend equivalents are paid quarterly on outstanding RSAs. See note (7) below.

PSUs vest at the end of three years. The vesting of PSUs is adjusted based on meeting performance criteria. For fiscal 2007 PSU grants, the PSUs are distributed in the form of one CIBC common share for each PSU or, if the individual has met the minimum share ownership requirements, the individual may elect to receive the distribution in cash. For fiscal 2008 and 2009 PSU grants, the distribution will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011 or December 1, 2012, as the case may be depending on the year of the grant. Dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted). See note (7) below. At the end of the vesting period the amount of dividend equivalent payments will be adjusted, if necessary, to reflect the actual number of PSUs that vest.

For fiscal 2007 and 2008, a one-year lag in the determination of the awards for the CEO resulted in the pricing and vesting mechanics differing slightly for his RSA and PSU awards. For fiscal 2009, the practice of a one-year lag has been discontinued, as reflected in amendments to his employment contract, and the determination of all incentives, including his PSU grant, was made in December 2009. For additional details, see Mr. McCaughey’s employment contract beginning on page 60.

(2)	CIBC’s option grants are made after the end of the fiscal year and are an integral part of overall total compensation decisions for such year. The CEO’s option grant is also made at this time. For fiscal 2007 and fiscal 2008, the remaining portions of his variable compensation were determined the following year, which for fiscal 2007 also included an option grant at that time.

The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Board considers this methodology appropriate in valuing option grants, and it is a typical market approach to valuing options. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For annual grants made in December 2007, the key Black-Scholes assumptions used were a risk-free rate of 4.03%, a dividend yield of 4.37%, share price volatility of 17.8% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2007 is approximately $10.70 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $15.91 per option granted or a total of $392,786 for Ms. Baxendale (for a difference of $128,443) and $406,771 for Mr. Lalonde (for a difference of $133,021) for the options granted for fiscal 2007. The December 2007 option-based awards reported for Mr. McCaughey is comprised of two grants with a total grant date fair value of $1,612,500. In December 2007 Mr. McCaughey received an option grant with a grant date fair value of $750,000 using the December 2007 Black-Scholes assumptions described earlier, or $1,114,416 (for a difference of $364,416) based on the accounting fair value for financial statements purposes of approximately $15.91 per option. In December 2008 Mr. McCaughey received an option grant relating to fiscal 2007 performance with a grant date fair value of $862,500 using the December 2008 Black-Scholes assumption described below, or $1,461,742 (for a difference of $599,242) based on the accounting fair value for financial statements purposes of approximately $13.60 per option. The difference between the accounting value and the compensation value is due to different

49    •    CIBC     PROXY CIRCULAR

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assumptions between the two calculations, primarily the option term assumption. The accounting rules require options be valued using the X-year expected life (the typical period that options remain outstanding) while the compensation value is based on the full 10-year term of the options to reflect the full compensation opportunity provided to the employee. For annual grants made in December 2008, the key Black-Scholes assumptions used were a risk-free rate of 3.09%, a dividend yield of 6.99%, share price volatility of 33.8% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2008 is approximately $8.03 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $13.60 per option granted or a total of $1,258,381 for Mr. McCaughey (for a difference of $515,881), $279,643 for Mr. Williamson (for a difference of $114,643), $635,542 for Mr. Nesbitt (for a difference of $260,542), $394,046 for Ms. Baxendale (for a difference of $161,546) and $381,330 for Mr. Lalonde (for a difference of $156,330) for the options granted for fiscal 2008. For annual grants made in December 2009, the key Black-Scholes assumptions used were a risk-free rate of 3.32%, a dividend yield of 4.92%, share price volatility of 0.399% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2009 is approximately $18.61 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $11.10 per option granted or a total of $447,297 for Mr. McCaughey (for a difference of $302,703), $131,213 for Mr. Williamson (for a difference of $88,787), $277,933 for Mr. Nesbitt (for a difference of $188,088), $193,828 for Ms. Baxendale (for a difference of $131,172) and $149,106 for Mr. Lalonde (for a difference of $100,894) for the options granted for fiscal 2009.

(3)	Amounts shown represent the value of the BVUs granted under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable grant date and, when paid out after vesting, as of the applicable vesting date. BVUs vest at the end of three years. The number of BVUs awarded to an NEO are adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases. For awards granted for fiscal 2009, BVUs for each NEO were granted on December 7, 2009.

(4)	Amounts shown represent the compensatory change in defined benefit pension obligations, as shown in the pension table on page 58 for 2009.

(5)	The value of perquisites and other personal benefits for each NEO is not greater than the lesser of $50,000 and 10% of his or her salary and, as provided under Canadian securities laws, are therefore not included in “All Other Compensation”.

(6)	The amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250).

(7)	In previous years, the amounts shown in the “All Other Compensation” column included dividend equivalents earned from RSAs, PSUs, Retirement Deferred Share Units (RDSUs) and Retirement Special Incentive Program (RSIP) Deferred Share Units (DSUs) that were granted in prior years. This disclosure is not required under new securities legislation as the dividend equivalents were factored into the grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2009, 2008 and 2007 are as follows: $1,348,730, $1,442,929 and $1,255,315 for Mr. McCaughey, $148,904, $133,490 and $138,907 for Ms. Baxendale, and $441,148, $411,622 and $354,641 for Mr. Lalonde. The fiscal 2009 and 2008 amounts for Mr. Nesbitt are $187,599 and $68,235 respectively, and for fiscal 2009 for Mr. Williamson is $49,192. Mr. McCaughey’s dividend equivalent amount for 2007 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2005 compensation that was paid in January 2007, the dividend equivalent amount for 2008 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2006 compensation that was paid in January 2008, and the dividend equivalent amount for 2009 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2007 compensation that was paid in January 2009.

The RDSU and RSIP DSU plans are no longer active and no further grants are being made under either of these plans. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. CIBC has minimized its financial exposure resulting from these plans related to changes in CIBC share value through the following arrangements. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP DSU plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently three remaining participants who hold RSIP DSUs. For Mr. McCaughey and Mr. Lalonde, the numbers and market values of RSIP DSUs are included in the “Incentive plan awards” table on page 51. The compensation value delivered to Mr. McCaughey over the four-year allocation period (2000 to 2003) was approximately $9.7 million and to Mr. Lalonde was approximately $2.8 million. These amounts are subject to a mandatory deferral, until retirement or other termination of employment, and offset other forms of incentive compensation for each of the years in which allocations were made.

(8)	Amounts shown under “Total Direct Compensation” represent the compensation that the Board determined to pay for the performance year, and is the sum of Salary, plus the amounts shown under “Share-based Awards”, “Option-based Awards”, “Annual Incentive Plans” and “Long-term Incentive Plans” prior to the reduction for any enhancement to SERP benefits as described in note (16) for Ms. Baxendale and in note (14) for Mr. Nesbitt. These amounts are discussed in the Compensation Discussion and Analysis commentary regarding NEO compensation for fiscal 2009 beginning on page 45 and, in respect of Mr. McCaughey, also for fiscal 2008 on page 48.

(9)	Mr. McCaughey assumed the role of CEO on August 1, 2005. In accordance with Mr. McCaughey’s employment contract which specified a one-year delay in determining incentive awards for a given fiscal year until the end of the following fiscal year, any annual cash bonus or equity awards (excluding options) for fiscal 2008 have been updated from last year’s Management Proxy Circular to reflect the awards to him that were determined in November 2009. Effective for awards made for fiscal 2009, the one-year delay in determining Mr. McCaughey’s compensation has been discontinued.

(10)	Includes $2,189,000 representing the increase in accrued obligation as disclosed in last year’s Management Proxy Circular, Accrued pension obligation table, and which is related to an increase in the SERP compensation limit for Mr. McCaughey from $1,877,750 to $2,300,000 effective January 1, 2008.

(11)	Mr. Williamson’s 2008 salary reflects a partial year from his date of hire.

(12)	This amount includes 90,000 options granted to Mr. Williamson under a special, one-time award that was made upon his appointment as SEVP & CFO. As this option grant was one-time in nature, it was not considered by CIBC to be part of Total Direct Compensation for the year. The options have a 10-year term and vest in equal installments over four years. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options. The key Black-Scholes assumptions used were a risk-free rate of 3.64%, a dividend yield of 5.21%, share price volatility of 20.5%, a term of 10 years and a discount of 20% for the performance condition. Using these assumptions, the Black-Scholes value of the options granted to Mr. Williamson is approximately $6.39 per option or $575,142 for the total number of options granted. As described in note (2), above, this is different than the accounting fair value for financial statements purposes which is approximately $8.87 or $798,300 for the total number of options granted to Mr. Williamson (for a difference of $223,158).

(13)	Mr. Nesbitt’s 2008 salary reflects a partial year from his date of hire.

(14)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual will be offset each year against his annual cash bonus and deferred compensation awards. The Share-based Awards, Option-based Awards and Annual Incentive Plan amounts shown in the table for Mr. Nesbitt for fiscal 2009 reflect a reduction of $253,022 in respect of the SERP benefits accrued for fiscal 2008 and fiscal 2009.

Mr. Nesbitt was also granted a SERP past service award in fiscal 2009, recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service, in lieu of a portion of the annual cash bonus and deferred compensation awards. The past service award will vest over two years at a rate of 50% each year. The Share-based Awards, Option-based Awards and Annual Incentive Plan amounts shown in the table for Mr. Nesbitt for fiscal 2009 reflect a reduction of $958,369 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(15)	This compensation for Mr. Nesbitt replaces lost compensation from his former employer, and includes a $125,000 cash payment; $1,610,000 in RSAs that vest in equal installments over three years (see note (1) above); and two option grants totaling 98,398 options which have a 10-year term. 53,205 of these options vest in equal installments over a four-year period and 45,193 options vest in equal installments over a two-year period. As this compensation was one-time in nature, it was not considered by CIBC to be part of Total Direct Compensation for the year. The key Black-Scholes assumptions used were a risk-free rate of 3.64%, a dividend yield of 5.21%, share price volatility of 20.5% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to Mr. Nesbitt is approximately $7.99 per option or $786,000 for the total number of options granted. As described in note (2), above, this is different than the accounting fair value for financial statements purposes which is approximately $9.07 or $892,470 (for a difference of $106,470) for the total number of options granted to Mr. Nesbitt.

(16)	Ms. Baxendale was granted a SERP past service award in fiscal 2005, which vested over a period of three years, in lieu of a portion of the annual cash bonus and deferred compensation awards in each of the 2005, 2006, and 2007 fiscal years. The Share-based Awards, Option-based Awards and Annual Incentive Plan amounts shown in the table for Ms. Baxendale for fiscal 2007 reflect a reduction of $375,431 in respect of this SERP past service award.

The 2007 pension value for Ms. Baxendale has been restated from the amount of $463,431 previously disclosed to only include the compensatory change for fiscal 2007 determined using the same methodology as the 2009 compensatory change shown in the Pension Table on page 58.

CIBC     PROXY CIRCULAR    •    50

TABLES

Incentive plan awards – outstanding option and share-based awards

The following table sets out certain information regarding option and share-based awards that have been previously awarded to the NEOs, and which remain outstanding at financial year-end October 31, 2009.

		Option-based Awards(1)				Share-based Awards(2)
								Market or
								payout
		Number of					Number of	value of
		securities			Value of		shares or	share-based awards
		underlying	Option		unexercised		units of shares	that have not
		unexercised	exercise	Option	in-the-money		that have not	vested
	Compensation	options	price(3)	expiration	options		vested	at threshold
Name	Year	(#)	($)	date	($)	Plan	(#)	($)
G.T. McCaughey	1999					RDSU(4)	14,508	899,496

	2000	—	37.60	February 2, 2010	—

	2001	20,596	45.50	December 6, 2010	339,834

	2002	86,000	55.10	December 10, 2011	593,400

	2003	50,000	43.10	December 4, 2012	945,000	RSIP(4)	310,832	19,271,584

	2004	31,535	73.10	December 1, 2014	—

	2005	250,000 (5)	70.00	August 31, 2015	—

	2006	40,862	96.25	December 11, 2016	—	RSA	11,358	704,196

						PSU	14,213	660,905

	2007	70,045	79.55	December 9, 2017	—	RSA	17,647	1,094,114

		107,481	49.75	December 7, 2018	1,316,642

	2008	92,528	49.75	December 7, 2018	1,133,468	RSA(6)	82,875	5,138,250

						PSU(6)	34,532	1,605,738

J.D. Williamson	2008	90,000 (7)	66.79	March 2, 2018	—	RSA	14,358	890,196

		20,562	49.75	December 7, 2018	251,885	PSU	5,983	278,210

R.W. Nesbitt	2008	53,205 (8)	66.79	March 2, 2018	—	RSA(8)	17,427	1,080,474

		45,193 (8)	66.79	March 2, 2018	—	RSA	32,632	2,023,184

		46,731	49.75	December 7, 2018	572,455	PSU	13,597	632,261

S.A. Baxendale	2000	2,500	37.60	February 2, 2010	61,000

	2001	7,300	45.50	December 6, 2010	120,450

	2002	9,400	55.10	December 10, 2011	64,860

	2003	8,600	43.10	December 4, 2012	162,540

	2004	10,380	73.10	December 1, 2014	—

	2006	12,972	96.25	December 11, 2016	—	PSU	4,432	206,088

	2007	24,688	79.55	December 9, 2017	—	RSA	3,687	228,594

						PSU	4,609	214,319

	2008	28,974	49.75	December 7, 2018	354,932	RSA	20,231	1,254,322

						PSU	8,430	391,995

R.A. Lalonde	2000	6,000	37.60	February 2, 2010	146,400

		34,000	37.60	February 2, 2010	829,600

	2001	29,000	45.50	December 6, 2010	478,500

	2002	32,000	55.10	December 10, 2011	220,800

	2003	25,000	43.10	December 4, 2012	472,500	RSIP(4)	88,795	5,505,290

	2004	14,300	73.10	December 1, 2014	—

	2006	13,485	96.25	December 11, 2016	—	PSU	4,607	214,226

	2007	25,567	79.55	December 9, 2017	—	RSA	3,818	236,716

						PSU	4,773	221,945

	2008	28,039	49.75	December 7, 2018	343,478	RSA	19,579	1,213,898

						PSU	8,159	379,394

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Notes:

(1)	Stock options are in respect of CIBC common shares and typically vest in equal annual installments over a four-year period, commencing on the first anniversary of the date of grant.

(2)	RSAs vest and pay out one-third annually or at the end of three years. PSUs vest and pay out at the end of three years. The vesting of PSUs is adjusted based on meeting performance criteria over a three year period. The number of PSUs shown reflects vesting of 75%, the minimum percentage.

(3)	The option exercise price is equivalent to the market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	Includes, for Mr. McCaughey and Mr. Lalonde, RDSUs and RSIP DSUs that have met time and performance-based vesting conditions but are not payable until the termination of employment or retirement.

(5)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which time vests in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. This grant will only have realizable value if and when these performance hurdles are met.

(6)	RSA and PSU grants made to Mr. McCaughey on November 5, 2009 for fiscal 2008.

(7)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as SEVP & CFO. See page 50 note (12).

(8)	These RSA and option grants to Mr. Nesbitt replaced lost compensation from his former employer. See page 50 note (15).

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2009:

			Non-equity incentive plan
			compensation – Value
			earned during the year
			($)
	Option-based awards –	Share-based awards –
	Value vested	Value vested
	during the year(1)	during the year(2)	Annual
Name	($)	($)	incentive plan(3)
G.T. McCaughey	0	3,549,240	990,000

J.D. Williamson	0	0	450,000

R.W. Nesbitt	0	326,961	1,133,503

S.A. Baxendale	0	876,927	775,000

R.A. Lalonde	0	845,313	500,000

Notes:

(1)	Represents the total value of stock options that vested during fiscal 2009. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the respective vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect the actual amount, if any, realized by the NEO.

(2)	Represents the total value of RSAs and PSUs vested and paid during fiscal 2009.

(3)	Represents the total value of annual cash bonus awards for 2009. These annual incentive awards are also disclosed in the Summary Compensation Table on page 49. See also the related notes (14) and (16) to that table.

Executive share ownership guidelines

The Committee believes it is important to align the interests of CIBC management with those of its shareholders and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares. In fiscal 2003, the Committee adopted formal guidelines that set out the expected ownership levels of CIBC common shares to be held at each executive level. Ownership of CIBC common shares includes direct ownership as well as shares held under the ESPP and units under certain deferred equity plans such as RSAs.

All executives are expected to meet the following minimum shareholding guidelines, with the following exceptions: newly appointed executives and new hires, who are expected to meet the guidelines within five years of appointment; and executives promoted to a more senior executive level, who are expected to meet the higher guidelines within three years of promotion.

Executive Level	Multiple of Salary
Chief Executive Officer	6 times

Senior Executive Vice-President	3 times

Executive Vice-President	2 times

Senior Vice-President	1.5 times

Vice-President	1 times

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Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2009 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

C
Number of Securities
	A		Remaining Available for
	Number of Securities	B	Future Issuance under
	to be Issued	Weighted-average	Equity Compensation
	upon Exercise of	Exercise Price of	Plans (excluding
	Outstanding Options	Outstanding Options	securities in column A)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by security holders	7,023,502	56.53	6,854,206

Equity compensation plans not approved by security holders	—	—	—

Total	7,023,502	56.53	6,854,206

Employee Stock Option Plan (ESOP) – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is (subject to changes in employment status or extension due to the application of trading restrictions as explained below) generally, and cannot exceed, 10 years from the date of its grant. Vesting, while set at the Committee’s discretion, is generally 25% per year, commencing on the first anniversary of the grant. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

The number of CIBC common shares which may be issued from treasury under options granted to participants in the ESOP cannot exceed, in the aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding.

Unless otherwise determined by CIBC, options are forfeited 30 days after resignation or termination of employment with cause. In the case of termination of employment without cause, options remain outstanding and exercisable for the length of the employee severance period. The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions are automatically extended so that they expire 10 business days after any applicable trading restrictions end.

The ESOP provides that up to 50% of the options granted can be exercised as Stock Appreciation Rights (SARs). There are currently no outstanding options with SARs connected to them. SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC. CIBC has not made any such loans during the year ended October 31, 2009.

ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, an option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries.

The Committee may amend the ESOP from time to time. However, shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

•	increasing the number of common shares that can be issued under the ESOP;

•	reducing the strike (exercise) price of an outstanding option;

•	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

•	expanding the categories of individuals eligible to participate in the ESOP; and

•	amending the ESOP to provide for other types of compensation through equity issuance.

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CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX on granting of options. Under the terms of the policy, options granted under the ESOP have an exercise price equal to the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant of the options, unless the Committee specifies that a higher exercise price should apply.

The policy provides, in part, that where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

Non-Officer Director Stock Option Plan (DSOP) – In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. Under the DSOP the Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. TSX rules require that all amendments to the DSOP be approved at a meeting of common shareholders.

Options granted under the DSOP have a 10-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant. No options granted under the DSOP may be exercised as SARs. DSOP award recipients are not permitted to assign or transfer their options except upon death.

The maximum number of shares reserved for issuance under options granted to non-officer members of the Board under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the director leaves the Board and (b) the end of the 10-year option term.

Options outstanding and available for grant at December 31, 2009

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

					Total Options Outstanding and
	Options Outstanding		Options Available for Grant		Available for Grant
		% of common		% of common		% of common
Plan	#	shares outstanding	#	shares outstanding	#	shares outstanding
ESOP	7,272,703	1.89%	6,109,817	1.59%	13,382,520	3.48%

DSOP(1)	43,000	0.01%	74,000	0.02%	117,000	0.03%

Total(2)	7,315,703	1.90%	6,183,817	1.61%	13,499,520	3.51%

Notes:

(1)	In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

(2)	At the 2009 fiscal year-end, the total number of options outstanding was 7,023,502, the total number of options available for grant was 6,854,206 and the total common shares outstanding was 383,981,867 (including treasury shares: (2,000)).

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of stock options as part of its total compensation package and has made option grants representing less than 0.5% of common shares outstanding (i.e., “burn rate”) for each of the past five years, which is less than the standard recommended by governance groups. This conservative approach is reflected in each of the following measures of stock option usage over the last three years:

	Fiscal Years
Measure(1)	2007	2008	2009
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2.16%	1.91%	1.83%

Overhang
• (number of options available to be granted + options granted but not exercised)/ total number of common shares outstanding at the end of the fiscal year	4.70%	3.93%	3.61%

Burn Rate
• total number of options granted in a fiscal year/total number of common shares outstanding at the end of the fiscal year	0.13%	0.23%	0.28%

Note:

(1)	Both the ESOP and the DSOP programs (described beginning on page 53) are included in the above calculations. All figures are calculated as a percentage of common shares outstanding including outstanding treasury shares.

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Deferred compensation plans

The following describes the mid and long-term incentive programs for SET:

Performance
Plan	Period	Administration of the Plan	Vesting and Payout
Stock Options • Grants of stock options are typically based on a fixed dollar value.	• 10 years
• The number of options granted is based on:
— the dollar value of the award; and
— the Black-Scholes valuation of the option.
• The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.
• Stock options vest in equal annual installments over a four-year period. • Once vested, stock options may be exercised over a 10-year period.

Performance Share Units(1)
• Grants of PSUs are typically awarded as a fixed dollar amount.
• PSUs are subject to satisfaction of additional performance criteria at time of vesting based on CIBC’s ROE performance compared to the other four major Canadian banks(2).
• Effective with grants made for fiscal 2009, unvested PSUs are subject to clawback in the event of Misconduct(3).
• 3 years
• The number of PSUs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(4) commencing December 1, 2008; or
— the same average cost of CIBC common shares used to determine the number of RSAs awarded under the RSA Plan (for PSUs granted prior to December 1, 2008)(4).
• Dividend equivalents are paid in cash during the vesting period based on the minimum number of PSUs (i.e., 75%) that will vest. At the end of three years, the amount of dividends paid will be adjusted, if necessary, according to the actual number of PSUs that vest.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(5).

• PSUs vest at the end of the three-year period.
• Payouts can vary from 75% to 125% of the number of PSUs granted depending on CIBC’s ROE performance relative to the four major Canadian banks(2) during the performance period.
• Once vested, PSUs:
— pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each PSU or in cash with each unit valued based on the average closing price of CIBC common shares on the TSX for the five trading days prior to a fixed date (for PSUs granted prior to December 1, 2008).

Book Value Units(1)(6) • Grants of BVUs are typically awarded as a fixed dollar amount. • Unvested BVUs are subject to clawback in the event of Misconduct(3).	• 3 years
• The number of BVUs granted is based on:
— the dollar value of the award; and
— the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable grant date.
• The number of BVUs awarded are adjusted each quarter for dividends paid and share issuances and repurchases during the quarter.

• BVUs vest at the end of the three-year period.
• Once vested, BVUs pay out in cash, with each unit valued based on the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable vesting date.

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Performance
Plan	Period	Administration of the Plan	Vesting and Payout
Restricted Share Awards • Effective with awards for fiscal 2009, grants of RSAs are no longer made to SET members.	• 3 years
• The number of RSAs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(4); or
— the average cost of CIBC common shares purchased by the RSA Plan trustee on the open market (for RSAs granted prior to December 1, 2008)(4).
• Dividend equivalents are paid in cash during the vesting period.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(5).

• RSAs typically vest in equal annual installments over the three-year period beginning in the year following the grant.
• Some RSAs vest at the end of three years.
• Once vested, RSAs:
— pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date; or
— are distributed as one CIBC common share for each RSA (for RSAs granted prior to December 1, 2008).

Notes:

(1)	Only SET members receive awards under the PSU and BVU plans.

(2)	Includes BMO Financial Group, Scotiabank, RBC Financial Group and TD Bank Financial Group.

(3)	Misconduct is defined as (i) serious misconduct (ii) fraud (iii) a material breach of the terms and conditions of employment (iv) willful breach of the provisions of the Bank’s Code of Conduct of sufficient gravity to justify the application of the clawback provision (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other matter constituting cause for dismissal.

(4)	For the CEO, the value of CIBC common shares for this purpose for awards in respect of fiscal 2008 and prior fiscal years, was determined according to the terms of his employment contract, as discussed in last year’s Management Proxy Circular.

(5)	CIBC has entered into the following arrangements for RSA and PSU grants:

•	for RSA grants made in December 2008 and onwards and all PSU grants, CIBC hedges the financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution; and

•	for RSA grants made prior to December 2008, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, the compensation liability in respect of these grants was eliminated.

(6)	The Book Value Plan, introduced in 2009 as part of the new SET compensation framework, is a unit-based plan that provides a link to an operating measure rather than a market-based measure.

Book value is generally defined as the net asset value of a company, which increases or decreases based on the company’s financial results. Book value per share represents a company’s cumulative long-term earnings power and is often described as a company’s “intrinsic value”. Book value is a more consistent and reliable indicator of a company’s value over the long-term and is not subject to the influence of temporary market factors on share price.

CIBC has introduced this plan because it believes book value reinforces the focus on consistent, sustainable performance, a strong balance sheet and a low risk business strategy; it rewards or penalizes participants for business factors they can control; and it balances CIBC’s mid and long-term incentive offering with a measure that is more closely tied to long-term sustainable value creation than share price, and responds to the concerns raised by governance advocacy groups that recipients of mid and long-term incentives based on share price have benefited from increases in equity market values that had limited correlation to corporate performance.

The Committee’s independent advisor conducted analyses to test whether the new Book Value Plan mitigates volatility of payouts under a variety of scenarios. The advisor concluded that the program should result in payouts that are less volatile year-over-year than a share-based program, while focusing participants on performance as measured by long-term value creation.

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Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of the overall total compensation for executives, including the NEOs. All the NEOs participate in the registered defined benefit CIBC Pension Plan on either a contributory or non-contributory basis on the same basis as other CIBC employees. In addition, the NEOs have been designated by the Committee for participation in the SERP with benefits that are secured through a trust fund in the event of plan wind-up. CIBC annually makes a contribution to or receives a refund from the SERP trust fund in order to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits.

Payment of benefits under the SERP is subject to compliance with certain non-solicitation and non-competition covenants.

Under the current terms of the SERP, the NEOs receive a pension benefit based on the following provisions:

Provision	Description
Pension Formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC pension plan benefits.

Limits on Final Average Earnings	$2,300,000 for Mr. McCaughey and $913,500 for the balance of the NEOs.

Final Average Earnings (subject to specified dollar limits as shown above)	The sum of:
• the average of the best consecutive five years of salary in the last 10 years prior to retirement; and

• the average of the best five years of annual cash bonus awards in the last 10 years prior to retirement.

Reduction for Early Retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey is entitled, in accordance with his employment contract, to an unreduced pension payable from age 55 and Mr. Lalonde is entitled to an unreduced pension payable from age 55).

Government Pension Adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time.

Form of Pension	Pension payments are made for the life of the executive. In the event of death of the executive:
• 50% of the pension is continued for the life of the executive’s spouse; or

• other optional forms of payment are available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

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Pension Table

The following table shows years of credited service, estimated annual pension payable and changes in the accrued obligation for the NEOs from October 31, 2008 to October 31, 2009. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2009.

Defined benefits plans table

		Annual benefits payable vested and unvested(2) ($)
				Accrued
	Number			obligation		Non-	Accrued
	of years			at start of	Compensatory	compensatory	obligation
	of credited	At year-	At age	year	change	change	at year-end
Name	service(1)	end(3)	65(8)	($)(6)(7)	($)(4)(7)	($)(5)(7)	($)(6)(7)
G.T. McCaughey	28.7	1,322,000	1,610,000	12,245,000	472,000	1,280,000	13,997,000

J.D. Williamson	1.8	32,000	315,000	66,000	101,000	10,000	177,000

R.W. Nesbitt	11.7	213,000	414,000	14,000	1,695,000	1,000	1,710,000

S.A. Baxendale	17.6	324,000	650,000	1,245,000	82,000	160,000	1,487,000

R.A. Lalonde	22.0	403,000	595,000	3,787,000	200,000	396,000	4,383,000

Notes:

(1)	Reflects credited years of service at October 31, 2009. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation.

Ms. Baxendale was granted a SERP past service award of 7.5 years in fiscal 2005 in recognition of her past service with CIBC.

In fiscal 2009, Mr. Nesbitt was granted participation in the SERP retroactive to his 2008 date of hire with CIBC. The value of his SERP benefit accruals will be offset each year against his annual cash bonus and deferred compensation awards. Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service. This award will vest over two years at a rate of 50% each year resulting in a reduction to his other elements of compensation over a two year period.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These SERP service credits, which are in addition to ongoing credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years.

These awards, vested and unvested, are included in the years of credited service set out above.

(2)	Represents the estimated annual pension payable at age 65 in respect of vested and unvested credited service accrued to the date shown, assuming that final average earnings will be at or above the applicable maximum SERP covered compensation limit. The SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65.

(3)	The amounts vested at year-end October 31, 2009 are as follows:

Vested benefit at October 31, 2009
Name	($)
G.T. McCaughey	1,107,000

J. D. Williamson	0

R.W. Nesbitt	91,000

S.A. Baxendale	324,000

R.A. Lalonde	403,000

(4)	Compensatory change includes service cost net of employee contributions plus, where applicable, plan changes, increases in the maximum covered compensation limits, promotions, and past service awards.

(5)	Non-compensatory changes include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions.

(6)	Accrued obligation is the value of the projected pension earned for service up to October 31, 2008 or October 31, 2009, as indicated, including the additional years of service, both vested and unvested, granted to Mr. McCaughey, Ms. Baxendale and Mr. Nesbitt.

(7)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian registered pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

•	an annual discount rate of 6.75% in measuring the accrued pension liability at October 31, 2008;

•	an annual discount rate of 6.5% in measuring the compensatory change and the accrued pension liability at October 31, 2009;

•	a rate of increase for compensation of 3.5% before taking into account the limits on final average earnings for SERP; and

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•	assumed retirement rates reflecting CIBC Pension Plan experience.

No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(8)	NEOs are eligible to retire with an unreduced pension at age 61, other than Mr. McCaughey and Mr. Lalonde who are eligible at age 55. The annual pension estimated to be payable at the unreduced retirement age for each NEO is as follows:

		Estimated
	Unreduced	Annual Pension
Name	Retirement Age	($)
G.T. McCaughey	55	1,283,000

J.D. Williamson	61	242,000

R.W. Nesbitt	61	341,000

S.A. Baxendale	61	589,000

R.A. Lalonde	55	412,000

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Mr. McCaughey’s employment contract

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005. His employment contract was amended on November 5, 2009. Among other amendments to the contract, his base salary was increased to $1,500,000 and the one-year lag in determining the annual cash bonus and deferred equity awards (excluding stock options) was eliminated. The key terms of this contract are the following:

Officer	G.T. McCaughey, President and Chief Executive Officer

Effective Date	August 1, 2005

Base Salary	$1,500,000

Incentive Compensation (Annual Cash Bonus and Mid and Long-Term Compensation)	Pursuant to the employment contract amendments, the amount of annual cash bonus compensation for any fiscal year, commencing with fiscal 2009, is to be determined by the Committee at the end of the fiscal year. The amount of the annual cash bonus is based on:
• personal objectives and performance objectives for CIBC established for the fiscal year;

• financial performance of CIBC, including in comparison to the other four major Canadian banks for such year; and

• other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.

Incentive compensation is allocated by CIBC in the form of annual cash bonus, and mid and long-term incentive awards (such as PSUs, BVUs and options).

Share Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. Share ownership guidelines apply for an additional two-year period upon retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55. Pursuant to the employment contract amendments, upon retirement or, in these circumstances, he is required to hold for the applicable period $6,000,000 in CIBC common shares or equivalents.

Pension	Mr. McCaughey participates in the SERP as described beginning on page 57.
At the time of his appointment as President and Chief Executive Officer in 2005, recognizing past service with a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These SERP service credits, which are in addition to credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years.
The maximum covered compensation limit in the SERP is to be reviewed annually. Mr. McCaughey’s SERP compensation limit is $2,300,000.

Termination of Employment without Cause	Payment in lieu of notice equal to two times Mr. McCaughey’s:
• annual base salary; and

• three-year average annual cash bonus award.

Mr. McCaughey may, in the alternative, receive entitlements as may be available under common law.
Unvested RSAs and BVUs will vest on termination of employment without cause. Options will be eligible to vest over a two-year period from the date of termination and all vested options will be exercisable for their terms. Pursuant to the employment contract amendments, unvested PSUs continue to be subject to time and performance vesting requirements.
If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

Retirement	On retirement from CIBC after attaining the age of 55, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his RSAs, options, and, pursuant to the employment contract amendments, his PSUs and BVUs, continue to be subject to time and performance vesting requirements. The outstanding RSAs, options, and, pursuant to the employment contract amendments, his PSUs and BVUs will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.
The following conditions must also be met:
• Mr. McCaughey provides a minimum of three months’ notice of retirement; and

• Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.
Pursuant to the employment contract amendments, on retirement from CIBC after attaining the age of 61, Mr. McCaughey’s RSAs, PSUs, BVUs and options continue to be subject to time and performance vesting requirements. The foregoing two conditions regarding notice and non-competition and non-solicitation conditions continue to apply.

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Mr. McCaughey’s employment contract (continued)

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control policy (see below). In addition, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-vesting conditions related to CIBC TSR compared to the TSR of the other four major Canadian banks.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

Change of Control contracts

CIBC adopted a Change of Control policy in 2001 that covers eleven designated senior executive positions, including all of the NEOs, in recognition of the importance to CIBC and its shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	24 months following the date of the change of control.

Trigger Events	Severance payouts and accelerated vesting of deferred equity awards and accrued pension occur only if both:
• a change of control event occurs; and

• the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits	The greater of:
• two times the sum of annual salary and annual cash bonus; and

• such greater amount as the executive may be entitled to under any employment contract or common law.
In addition, a cash settlement is paid to cover benefits that would otherwise be payable during the severance period.

Vesting of Deferred Equity and Pension	Upon the trigger events, all deferred equity awards and any unvested, accrued pension vest.

Pension Benefits	Pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service).

61    •    CIBC     PROXY CIRCULAR

TABLES

Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause or change of control.

		Estimated Incremental Payments as at October 31, 2009
		Termination without		Change of
		cause		control
	Compensation Component	($)		($)
G.T. McCaughey	Cash:	3,660,000	(2)	8,566,667	(3)
	Deferred Equity Vesting:	1,798,310	(6)	5,156,929	(7)
	Benefits:	50,000	(8)	300,000	(9)

	Total Incremental Payment:	5,508,310		14,023,595
	Annual Pension(10):	249,000		249,000

J.D. Williamson	Cash:	3,100,000	(4)	3,100,000	(5)
	Deferred Equity Vesting:	890,196	(6)	1,518,869	(7)
	Benefits:	—		150,000	(9)

	Total Incremental Payment:	3,990,196		4,768,869
	Annual Pension(10):	—		69,000

R.W. Nesbitt	Cash:	6,175,000	(4)	6,800,000	(5)
	Deferred Equity Vesting:	3,103,658	(6)	4,532,404	(7)
	Benefits:	—		150,000	(9)

	Total Incremental Payment:	9,278,658		11,482,404
	Annual Pension(10):	—		9,000

S.A. Baxendale	Cash:	—		4,150,000	(5)
	Deferred Equity Vesting:	1,482,916	(6)	2,949,123	(7)
	Benefits:	—		150,000	(9)

	Total Incremental Payment:	1,482,916		7,249,123
	Annual Pension(10):	—		37,000

R.A. Lalonde	Cash:	—		3,450,000	(5)
	Deferred Equity Vesting:	1,450,614	(6)	2,910,068	(7)
	Benefits:	—		150,000	(9)

	Total Incremental Payment:	1,450,614		6,510,068
	Annual Pension(10):	—		37,000

Notes:

(1)	This table includes only contractually agreed upon severance amounts and does not include any potential common law entitlements arising in the event of termination of employment without cause that may be greater than as provided under contract. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Mr. McCaughey’s employment contract, “Termination of Employment without Cause” section, on page 60.

(3)	Mr. McCaughey is entitled to the greater of the amounts provided under the Change of Control Policy and his employment contract, if they both apply.

(4)	Mr. Williamson and Mr. Nesbitt are each entitled to a payment in lieu of notice equal to two times the sum of annual base salary and three year average annual cash bonus award in the event employment is terminated without cause.

(5)	See summary of Change of Control contracts, “Severance Benefits” section, on page 61.

(6)	The value shown is based on the closing price of CIBC common shares on October 31, 2009 of $62.00 and represents RSAs which vest upon termination without cause. Unvested PSUs continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time and performance-based vesting criteria over the severance period and expire at the end of the severance period. As previously disclosed, RSIPs and RDSUs have met performance and time-based vesting criteria and are payable upon termination of employment or retirement. See page 51 for outstanding values of RSAs, PSUs, options and, for applicable NEOs, RSIPs and RDSUs, as at October 31, 2009.

(7)	The value shown is based on the closing price of CIBC common shares on October 31, 2009 of $62.00, and represents the vesting of unvested PSUs, RSAs and options. While vesting occurs on any option grant with performance conditions, these grants are currently underwater (i.e., the exercise price is lower than the closing price of CIBC common shares on October 31, 2009).

(8)	In the event of termination without cause, Mr. McCaughey is entitled to reimbursement for costs related to legal and financial planning advice, not to exceed $50,000.

(9)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(10)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason as of October 31, 2009. These amounts are in addition to the October 31, 2009 accrued and vested annual pension as described in note (3) on page 58.

The incremental payment on change of control includes the effect of two years of additional credited service for all NEOs and amounts in respect of accelerated vesting of $32,000 for Mr. Williamson and $4,000 for Mr. Nesbitt.

CIBC     PROXY CIRCULAR    •    62

TABLES

Payment of benefits under the SERP is subject to compliance with certain non-solicitation and non-competition covenants.

The present values as at October 31, 2009 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

	Termination	Change of
	without cause	control
	($)	($)
G.T. McCaughey	2,991,000	2,991,000

J.D. Williamson	—	329,000

R.W. Nesbitt	—	98,000

S.A. Baxendale	—	143,000

R.A. Lalonde	—	509,000

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2009 year-end Canadian pension plans liability which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55, subject to a reduction in pension for early commencement, as applicable.

Reconciliation of reported and adjusted results

As referenced on pages 42 and 44, the Board and Committee consider both reported results, which are in accordance with generally accepted accounting principles (GAAP), and “adjusted” results. Adjusted results are non-GAAP financial measures and exclude items of note that are typically adjusted for by financial analysts to assess core operating performance. The Board and Committee also find these non-GAAP measures useful in analyzing the operating performance of CIBC. The following table reflects the reconciliation between reported revenue and net income, and adjusted revenue and net income for both 2009 and 2008.

millions

	Fiscal 2009		Fiscal 2008
		Net		Net
	Revenue	Income	Revenue	Income
CIBC	($)	($)	($)	($)
Reported (GAAP)	9,928	1,174	3,714	(2,060)

Structured credit run-off	958	684	7,071	4,836

Mark-to-market on corporate loan hedging	265	182	(414)	(278)

Valuation charges	164	106	163	156

Higher than normal losses and write-downs in merchant banking and other investment portfolios	136	81	177	106

Higher than normal severance	—	—	—	130

Loss on sale/restructuring of U.S. businesses	—	—	70	45

Foreign exchange gain on repatriation of capital and retained earnings	(111)	(7)	(47)	113

Provision for credit losses in general allowance	—	73	—	—

Mark-to-market losses/interest expense related to leveraged lease portfolio	92	51	106	67

Loan losses in leveraged loan and other run-off portfolios	—	56	—	—

Higher than normal litigation provisions	—	18	—	—

Credit valuation adjustment on counterparties other than financial guarantors	(26)	(18)	75	51

Loss on VISA restructuring	—	—	(6)	(1)

Tax related items	(25)	(22)	(27)	(537)

Adjusted (non-GAAP)	11,381	2,378	10,882	2,628

63    •    CIBC     PROXY CIRCULAR

TABLES

Reconciliation of reported and adjusted results (continued)

millions

	Fiscal 2009		Fiscal 2008
		Net		Net
	Revenue	Income	Revenue	Income
CIBC Retail Markets	($)	($)	($)	($)
Reported (GAAP)	9,379	1,930	9,419	2,321

Structured credit run-off	—	—	2	2

Higher than normal litigation provisions	—	10	—	—

Loss on VISA restructuring	—	—	(8)	(3)

Provision for credit losses in general allowance	—	1	—	—

Tax related items	—	—	—	(8)

Adjusted (non-GAAP)	9,379	1,941	9,413	2,312

millions

	Fiscal 2009		Fiscal 2008
		Net		Net
	Revenue	Income	Revenue	Income
Wholesale Banking	($)	($)	($)	($)
Reported (GAAP)	405	(507)	(6,039)	(4,199)

Structured credit run-off	958	684	7,069	4,834

Mark-to-market on corporate loan hedging	265	182	(414)	(278)

Valuation charges	164	106	163	109

Higher than normal losses and write-downs in merchant banking and other investment portfolios	136	81	177	106

Higher than normal severance	—	—	—	34

Loss on sale/restructuring of U.S. businesses	—	—	70	45

Mark-to-market losses/interest expense related to leveraged lease portfolio	92	51	106	67

Loan losses in leveraged loan and other run-off portfolios	—	56	—	—

Credit valuation adjustment on counterparties other than financial guarantors	(26)	(18)	75	51

Tax related items	—	(3)	—	(486)

Adjusted (non-GAAP)	1,994	632	1,207	283

CIBC     PROXY CIRCULAR    •    64

 OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Indebtedness of Directors(1) and Executive Officers under
(1) Securities Purchase and (2) Other Programs

		Largest Amount		Financially Assisted		Amount
		Outstanding		Securities		Forgiven
		During Fiscal	Amount	Purchases During		During Fiscal
	Involvement of	Year Ended	Outstanding at	Fiscal Year Ended	Security for	Year Ended
	CIBC or	October 31, 2009	December 15, 2009	October 31, 2009	Indebtedness(2)	October 31, 2009
Name and Principal Position	Subsidiary	($)	($)	(#)	(#)	($)
Securities Purchase Programs(3)
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	645,221	588,737	—	12,400	—

Other Programs(4)
M.G. Capatides, Senior Executive Vice-President	CIBC as lender	(US) 538,193	(US) 538,193	—	—	—
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	(US) 745,768 1,986,044	(US) 745,768 1,897,594	— —	— —	— —
R.E. Venn, Senior Executive Vice-President	CIBC as lender	(US) 2,990,716	(US) 2,990,716	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	(US) 747,678	(US) 747,678	—	—	—

Notes:

(1)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectability. These loans are “routine indebtedness” under Canadian securities law, comply with Section 402 of the U.S. Sarbanes-Oxley Act and are not reportable.

(2)	The number of CIBC common shares that were held by CIBC as security at December 15, 2009.

(3)	CIBC has an employee loan program for the purpose of purchasing CIBC common shares. These loans are subject to the same interest rate and terms. The loan amount will vary based on compensation level and program credit criteria.

(4)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately 4% of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Aggregate indebtedness

	To CIBC or
	its Subsidiaries at
	December 15, 2009
Purpose	($)	To Another Entity
Securities Purchase Indebtedness	588,737	—

Other Indebtedness(1)	(US) 201,721,311	—
	1,897,594

Note:

(1)	Other indebtedness is comprised of US$21,159,021 and C$1,897,594 in current employee indebtedness and US$180,562,290 in former employee indebtedness.

Directors and officers liability insurance

Effective November 1, 2009, CIBC purchased at its expense a Directors and Officers Liability Insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2010. There is no deductible. The annual premium for this policy is approximately $3.7 million.

65    •    CIBC     PROXY CIRCULAR

OTHER INFORMATION

Indemnification

Under the Bank Act and the By-Laws of CIBC, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2009, CIBC paid approximately US$300,000 as an advance for legal fees and disbursements on behalf of Gerald McCaughey, President and Chief Executive Officer, Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer, Brian G. Shaw, former Senior Executive Vice-President and CEO of CIBC World Markets Inc., and Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer in connection with the defence of the civil action entitled Plumbers & Steamfitters Local 773 Pension Fund v. Canadian Imperial Bank of Commerce, Gerald McCaughey, Thomas D. Woods, Brian G. Shaw and Ken Kilgour commenced in the United States District Court for the Southern District of New York.

In addition, CIBC paid approximately $120,000 as an advance for legal fees and disbursements on behalf of Gerald McCaughey, President and Chief Executive Officer, Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer, Michael G. Capatides, Senior Executive Vice-President, Chief Administrative Officer and General Counsel, Brian G. Shaw, former Senior Executive Vice-President and CEO of CIBC World Markets Inc., Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer, Steven McGirr, former Senior Executive Vice-President and Chief Risk Officer, Phipps Lounsberry, former Managing Director, Debt Capital Markets, CIBC World Markets Inc. in connection with the defence of the civil action entitled Howard Green v. Canadian Imperial Bank of Commerce, Gerald McCaughey, Tom Woods, Brian G. Shaw, Ken Kilgour, Michael G. Capatides, Leslie Rahl, Steven McGirr and Phipps Lounsberry commenced in the Ontario Superior Court of Justice. CIBC paid approximately $24,000 as an advance for legal fees and disbursements on behalf of Leslie Rahl, a Director of CIBC, in connection with the same matter.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2:

1)	CIBC’s Annual Information Form for the year ended October 31, 2009 along with copies of pages incorporated from CIBC’s 2009 Annual Accountability Report;

2)	CIBC’s comparative annual financial statements for the year ended October 31, 2009 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

3)	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2009 and any subsequent interim MD&A; and

4)	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A for fiscal 2009.

Contacting CIBC’s Board of Directors

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by e-mail to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

/s/  Michelle Caturay
Michelle Caturay
Vice-President, Corporate Secretary
and Associate General Counsel

January 14, 2010

CIBC     PROXY CIRCULAR    •    66

SCHEDULE A

 SHAREHOLDER PROPOSALS

The following proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Numbers 1 and 2 were submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, e-mail: admin@medac.qc.ca.

Proposal Number 3 was submitted by Northwest & Ethical Investments L.P., 800-1111 West Georgia Street, Vancouver, British Columbia V6E 4T6, telephone: 604 714-3800, e-mail: rwalker@northwestethical.com.

PROPOSAL NO. 1

It is proposed that the board of directors submit to the vote of shareholders more nominees than there are vacancies on the board of directors.

MÉDAC has submitted the following statement in support of their proposal:

One of the fundamental rights of shareholders is the right to elect directors. Currently, the shareholders have no choice. They can only either vote for a nominee or abstain. Moreover, given that management always proposes exactly as many nominees as there are positions to be filled, the current electoral process for directors means either to ratify or not to ratify the nomination of the directors chosen by management. This kind of nomination process causes directors to feel more accountable to each other than to the shareholders, whom they should represent. Such an election system excessively isolates and protects directors from the will of the shareholders.

The 2008-2009 financial crisis has strongly shaken shareholders confidence in members of boards of directors. Several shareholders questioned the efficiency of their board of directors, the quality of the collective expertise around the table and the board’s ability to adequately represent their interests. These concerns about boards of directors efficiency prompted the Securities and Exchange Commission (SEC) in June 2009 to carry out a consultation, called “Facilitating Shareholder Director Nomination Proposal”, to look into the rules of director nomination and election to allow shareholders to be more actively involved in the electoral process for directors.

Based on our review of the management proxy circulars of the last ten years, we have come to the following conclusions:

•	boards of directors do not change much;

•	they do not adequately reflect shareholder make-up: individual shareholders, women representation, generation mix, etc.;

•	they do not adequately reflect shareholder expectations and concerns.

Every year, shareholders must have the opportunity either to confirm existing directors or to replace them. With this in mind, the board of directors should propose more nominees than there are vacancies on the board and thus offer shareholders a real choice. In addition to the information provided for by regulation, the management proxy circular should set out specifically how each nominee is expected to contribute to the board. Management should refrain from favouring any of the nominees, assuming that the nomination process was carried out with rigour and professionalism.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

In the last ten years, CIBC decreased the size of its Board from 24 to 16. During this period, 15 new directors have joined the Board, and been re-elected by shareholders. The Board believes these figures reflect its focus on Board renewal and its commitment to enhancing the composition of CIBC’s Board to meet the Board’s collective needs and CIBC’s strategic priorities. The Board uses a competency matrix to assist with reviewing the skill set of directors and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as business and management skills, industry perspective, functional capabilities and diversity. For more information on the process for nominating directors, see Schedule B, “Statement of Corporate Governance Practices — Director nomination process”. Given the complexity of overseeing the business and affairs of a large diverse financial institution, the Board feels it is imperative for skilled directors to have a continued length of service. The Board has fixed the maximum term that a director may serve at 15 years, subject to a transition period for directors appointed at the 2004 annual meeting of shareholders. In 2004, CIBC began reporting individual director vote results to shareholders at its annual meeting. Since that time, the average “for” vote for individual directors has been 97.7%, which the Board considers an indication of strong shareholder support. In addition, the Board voluntarily adopted a director voting policy under which a director is required to tender his or her resignation if the director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Board believes its focus on Board renewal and its director voting policy address the concerns raised in this proposal.

PROPOSAL NO. 2

It is proposed that the annual report and the management proxy circular disclose the “equity ratio” between the total compensation of the chief executive officer on the one hand, the total compensation of the five designated executives on the other hand, and average total employee compensation.

MÉDAC has submitted the following statement in support of their proposal:

This year, MÉDAC is submitting a proposal that is almost identical to the one submitted in 2008 with respect to disclosing the internal compensation “equity ratio”. The recent upheaval in the financial markets and the dramatic drop in small investor confidence justify this renewed attempt. The aforesaid events are proof of the pernicious effects of an executive compensation policy that is too generous, or even excessive. According to the data compiled by the Economic Policy Institute in Washington, in 2005, the average CEO in the United States earned 262 times the annual pay of an average worker. This means that a CEO earned as much in a single day (there are 260 work days in a year) as an average worker earned in 52 weeks. Recent data shows that nothing has changed.

1    •    CIBC     SHAREHOLDER PROPOSALS

SCHEDULE A – SHAREHOLDER PROPOSALS

The ever widening gap between the compensation of senior executives and the compensation of their employees is reason for concern for many small shareholders. On the one hand, they wonder about the impact of such gaps on the level of internal cohesion and employee productivity in the companies where they invest. On the other hand, the perception that employees are not treated fairly can have a negative impact on staff: demotivation, resentment, even a deplorable attitude. These potential effects of excessive executive compensation directly and negatively affect their interests as investors.

Moreover, on a social level, by paying astronomical salaries to a select group of a few thousand senior executives, companies create a social class of technocratic millionaires who are disconnected from the reality of small savers and the average citizen.

Public outrage over the exorbitant compensation of a few prompted the governments of various countries to threaten to enact legislation in order to cap executive compensation of publicly traded companies. One of the many examples is the United States. The Securities and Exchange Commission (SEC) recently carried out a consultation on management proxy circulars and necessary improvements thereto. It asked the following question: “Are investors interested in the internal salary equity ratio being disclosed? For example, should the ratio between the total compensation of designated or all senior executives and the average company employee be disclosed?”

MÉDAC is convinced that disclosing this internal equity ratio is of considerable interest to shareholders. It will allow them to make an enlightened and comprehensive decision on the results of the company’s salary policy and to exercise their voting rights and voice at the annual meetings with full knowledge of the facts.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC is committed to providing compensation to all employees that is 1) aligned to CIBC’s strategy of delivering consistent and sustainable performance over the long-term; 2) adjusted to reflect both business and individual performance; and 3) appropriately competitive with market practice. This approach to compensation is explained in the “Compensation Discussion and Analysis” section of this Circular starting on page 32.

In response to the global investor concern about executive compensation and stakeholder feedback, the Board has taken steps during 2009 that have resulted in changes which create a stronger link between CIBC’s executive pay and the creation of long-term value. In addition, executive incentives have been designed to reward performance without encouraging undue risk-taking. Since the Board believes it is important for shareholders to understand what CIBC pays its executives and why, disclosure of CIBC’s approach to executive compensation has been simplified. For more information regarding the changes that have been made to CIBC’s executive compensation approach, please see the letter in this Management Proxy Circular from Mr. Brent Belzberg, Chair of the Management Resources and Compensation Committee and Mr. Charles Sirois, Chair of the Board. The changes to CIBC’s approach to executive compensation are explained in the “CIBC’s compensation framework for the Senior Executive Team” section of this Circular beginning on page 34. The Board believes that these changes, together with the Board’s continuing dialogue with shareholders, will enable shareholders to make an informed and comprehensive decision in voting on CIBC’s advisory resolution relating to executive compensation.

PROPOSAL NO. 3

Be it resolved that CIBC provide a report to shareholders within 6 months describing the extent to which the bank is exposed to tax haven countries. The report shall include an assessment of material financial, regulatory and reputational risks associated with subsidiaries in tax haven countries.

Northwest & Ethical Investments L.P. has submitted the following statement in support of their proposal:

Recent scandals, significant increases in government debt, and concern about the stability of the global financial system have led to greater media, legal, and regulatory scrutiny of countries serving as tax havens.

G20 leaders have stated “We stand ready to deploy sanctions to protect our public finances and financial systems. The era of banking secrecy is over.”

In Canada, the Auditor General has issued warnings about lost tax revenue through tax havens. A recent study from the University of Quebec estimates that Canadian banks avoided paying $16 billion in taxes between 1993 and 2007.

The actions of its clients also present risks for CIBC as illustrated by the case of UBS. The Canada Revenue Agency has discovered $7.6 million in income unreported by UBS’ clients. It is estimated that Canadians held as much as $5.6 billion in the Swiss branches of UBS.

While tax havens are legal and CIBC currently lists subsidiaries located in tax haven countries in its annual report as required, it does not disclose the extent of those operations. Given the potential for increased media scrutiny, more stringent regulation, and the potential for reputational damage, CIBC’s current disclosure on exposure to tax havens is inadequate.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC’s Board and management believe that CIBC should not facilitate tax evaders in conducting illegal activities. In that regard, CIBC complies with the laws of all the countries within which it carries on business. CIBC supports the need for all countries to develop laws and regulations that impede and prevent illegal activity. During 2009, foreign countries commenced entering into agreements with Canada called Tax Information Exchange Agreements. These agreements set a framework for exchanging information to help enforce tax laws and combat tax evasion. CIBC continues to support the development of these laws. In addition, CIBC has strict procedures in place under its Anti-Money Laundering policy and Global Reputation and Legal Risk policy to ensure that CIBC operates its business under appropriate standards of governance and control.

CIBC discloses a list of its principal subsidiaries and their location, as well as a geographic distribution of financial results and certain other financial data (see pages 157 and 168 of CIBC’s 2009 Annual Accountability Report). In addition, the Office of the Superintendent of Financial Institutions has access to the financial statements of all CIBC’s subsidiaries and Canada Revenue Agency, through the operation of the Income Tax Act, receives annual information including financial statements of CIBC’s foreign subsidiaries.

CIBC     SHAREHOLDER PROPOSALS    •    2

SCHEDULE B

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC’s vision is to be the leader in client relationships. This means delivering on the things that matter to our key stakeholders. CIBC has made these commitments to stakeholders:

•	To help our clients achieve what matters to them

•	To create an environment where our employees can excel

•	To make a real difference in our communities

•	To generate strong total returns for our shareholders

In addition, CIBC has a strategic imperative to deliver consistent and sustainable performance over the long-term. CIBC believes that strong governance is the foundation to delivering against this strategic imperative. Leading governance achievements at CIBC include our enhanced, simplified approach to executive compensation, ongoing Board renewal and continued efforts to maintain our leadership in social responsibility and climate change.

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in January 2010.

Table of Contents

2	Governance structure

2	Board composition

2	Board responsibilities

3	Director independence

4	Director nomination process

5	Director tenure

5	The Chief Executive Officer

5	The Chair of the Board

6	Board committees

6	Director compensation

6	Executive compensation

7	Board access to management and external advisors

7	Director orientation and continuing education

7	Management succession

7	Disclosure policy

8	Annual performance evaluation of the Board

8	CIBC Code of Conduct and Code of Ethics for Directors

CONTACTING CIBC’S BOARD OF DIRECTORS

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by e-mail to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

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SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.  Governance structure

Quick facts

ð   Board reviews and approves key governance documents every year

      •   Statement of Corporate Governance Practices

      •   Board of Directors Independence Standards

      •   Mandate of the Board of Directors

      •   Mandate of the Chair of the Board

      •   Mandates of the Board Committees

      •   Mandate of a Committee Chair

      •   Mandate of the President and Chief Executive Officer

      •   CIBC Code of Conduct

      •   Code of Ethics for Directors

ð   Find them at www.cibc.com

This diagram provides a snapshot of CIBC’s governance structure.

2.  Board composition

Quick facts

ð   CIBC’s optimal Board size for effective decision-making is 14 to 16 non-management directors

ð   CIBC’s Board put forward 16 nominees for election at the 2010 annual meeting of shareholders, 15 of which are non-management directors

ð   Find CIBC’s By-Law at www.sedar.com

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. CIBC’s By-Law provides that the Board may fix the number of directors between a range of seven and 35. Each year the Corporate Governance Committee reviews the optimal size of the Board for effective decision making. The parameters the Committee established are based on legal requirements, best governance practices in the financial services industry, any skills required to complement the Board’s skill set and the number of directors required to adequately discharge the duties of the Board and those of its committees.

3.  Board responsibilities

Quick facts

ð   Board reviews and approves the Mandate of the Board of Directors every year

ð   Find the mandate at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction, process, plan and priorities, reviews management’s strategic plan, approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resources management and executive compensation, the extent to which management fosters a culture of integrity, and reviews the succession planning process for the CEO and key management positions.

Corporate governance – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s approach to corporate governance, director independence, the Code of Ethics for Directors and CIBC Code of Conduct for employees.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback, material changes to CIBC’s disclosure policy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

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4.  Director independence

Quick facts

ð   All director nominees put forward for appointment at the 2010 annual meeting are independent except Gerry McCaughey because he is CIBC’s President and CEO and Robert Steacy because his daughter is employed by Ernst & Young LLP, CIBC’s external auditors, and she resides in his home. She does not work on CIBC’s audit or any other matter relating to CIBC

ð   Find Board of Directors Independence Standards at www.cibc.com

The Board believes that independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board achieves independence in accordance with regulatory requirements and best practices using several tools. An important means of determining independence is through the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. There are other ways the Board and its committees may foster independence:

•	reviewing board interlocks;

•	retaining an independent advisor;

•	reviewing service on other public company audit committees;

•	conducting regular in camera sessions of the Board and its committees without the Chief Executive Officer or any other member of management;

•	reviewing whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators corporate governance guidelines. The Board determines the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. If a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

The Board bases its determination primarily on the results of independence questionnaires completed by each nominee.

Access to independent advisor

Quick facts

ð   The Management Resources and Compensation Committee has retained an advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform any other CIBC work unless that work is pre-approved in writing by the Committee Chair

The Board, the Chair of the Board and each Board committee may retain advisors to assist in fulfilling their respective responsibilities and set the compensation for the advisors. There is no need for a director to obtain approval of management.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks

Quick facts

ð   The Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC

ð   There are currently no public company board interlocks among CIBC’s directors

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

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SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Service on other public company audit committees

Quick facts

ð   Ronald Tysoe, Chair of CIBC’s Audit Committee, is an audit committee member at four other public companies. After reviewing the scope of Mr. Tysoe’s audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve as a member and Chair of CIBC’s Audit Committee is not impaired

ð   Check director nominee biographies in the 2010 Management Proxy Circular for their participation on other public company committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

In camera sessions

The Board and each of its committees enhance independence by conducting in camera sessions without the Chief Executive Officer or any other member of management. These sessions are held during regularly scheduled meetings and at such other times as the Chair considers appropriate. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Interest in material transactions

Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. These factors contribute to the Board’s independent decision-making.

5.  Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board, based on competencies and skills it has established for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process.

Term of a director

Quick facts

ð   No mandatory retirement age. Maximum period of Board service is generally 15 years after joining the Board

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend a director who has served the maximum period for re-election. There is a transition schedule for the small number of remaining directors who were elected at the 2004 annual meeting of shareholders.

Director skill set and competency matrix tool

The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Committee and updated as appropriate to reflect the Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Committee identify any gaps and assists the Committee in any search for new candidates.

Nominating a new director for election

The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the Chair of the Corporate Governance Committee meet with the candidate to discuss the candidate’s background, interest and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee assesses the candidate’s integrity and suitability by verifying the candidate’s educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in CIBC’s Director Tenure policy, including the director’s:

•	Bank Act qualifications;

•	continuing integrity and suitability;

•	material change in employment or board directorships;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

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SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

The Committee maintains an “evergreen” list of potential director candidates. Candidate names are added based on the Committee’s review of recommendations from other directors and external advisors.

External consultant

The Committee has the authority to hire outside consultants to help identify suitable director candidates.

Former Chief Executive Officer

Under CIBC’s Director Tenure policy, the CEO would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6.  Director tenure

CIBC has a Director Tenure policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term – A director retires 15 years after joining the Board. There is a transition period for the small number of remaining directors who were elected at the 2004 annual meeting of shareholders. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term if it is in the best interests of CIBC to do so.

Resignation of a director – The policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to, no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s By-Law and the Bank Act.

7.  The Chief Executive Officer

Quick facts

ð   Board reviews and approves the Mandate of the Chief Executive Officer every year

ð   Find the mandate at www.cibc.com

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

8.  The Chair of the Board

Quick facts

ð   Board reviews and approves the Mandate of the Chair of the Board every year

ð   Find the mandate at www.cibc.com

The Chair of the Board is a non-management director and meets the Board’s independence standards. The primary functions of the Chair are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

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9.  Board committees

Quick facts

ð   Board has four committees

ð   Check each committee’s fiscal 2009 achievements in the 2010 Management Proxy Circular

ð   Board reviews and approves the committee mandates every year

ð   Each committee reports on its work to the Board after the committee’s meeting

ð   Find the mandate of each committee and the mandate of a Committee Chair at www.cibc.com

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer, the Chief Auditor and the General Counsel. All members are independent as required by law.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing active oversight of CIBC’s human resources policies and practices. The Committee reviews and recommends for Board approval the CEO’s annual performance goals; the CEO’s performance evaluation; the CEO’s compensation; and the appointment and compensation of other key management positions. In addition, the Committee oversees succession and emergency preparedness planning for the CEO and other key management positions; reviews and approves CIBC’s compensation philosophy, principles and policies; fulfills certain duties relating to CIBC’s pension funds; and oversees the executive compensation-related disclosure, including the Compensation Discussion and Analysis, in CIBC’s Management Proxy Circular. All members are independent as required by law.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and, as required by applicable law, acting as the conduct review committee of CIBC and certain federally regulated subsidiaries. The Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and the Code of Ethics for Directors; and certain policies that impact reputation risk. All members are independent as required by law.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against that risk appetite. The Committee is responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, insurance, balance sheet and liquidity risks; credit delegation; CIBC’s reputation and legal risks policy; and the design, mandate and effectiveness of CIBC’s independent risk management organization. All but one member are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate; working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities.

10.  Director compensation

Quick facts

ð   Check compensation paid to each director during fiscal 2009 in the 2010 Management Proxy Circular

ð   Based on a review of director compensation programs among Canadian financial institutions, the Board increased share ownership requirements for directors from holding CIBC equity with a value of $400,000 to $450,000, effective February 1, 2010. This share ownership requirement is equal to four and a half times the annual director retainer (4.5 X $100,000), reflecting the Board’s commitment to CIBC

The Corporate Governance Committee reviews director compensation annually to confirm that it aligns with CIBC’s objective of consistent sustainable performance over the long-term, to verify that it fosters prudent decision making, and to assess whether it is competitive with director compensation programs among Canadian financial institutions. The Committee recommends any changes for Board approval when considered appropriate or necessary to: align with these objectives; recognize the workload, time commitment and responsibility of Board and committee members; remain competative with director compensation levels in Canada; and reflect current director compensation programs. The Committee considers many factors, including workload, time commitment and responsibility. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and practices.

11.  Executive compensation

Quick facts

ð   Check the 2010 Management Proxy Circular for executive compensation details

ð   New compensation framework adopted for the Senior Executive Team (SET) that focuses on CIBC’s strategic imperative of consistent and sustainable performance over the long-term

ð   Enhanced risk governance process for determining incentive funding and allocating those funds to CIBC’s businesses and individual employees

ð   Modified Wholesale Banking compensation to discourage undue risk taking by increasing the proportion of compensation that is deferred and the length of the deferral

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ð   Clawback provisions in place for the CEO, SET members and Wholesale Banking employees who participate in deferred compensation programs. CEO clawback continues after retirement if there is a subsequent material adverse event relating to the time the CEO held that office

The Management Resources and Compensation Committee reviews individual performance assessments and recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, direct reports to the CEO, including the CFO, and certain other key control positions and, effective May 2009, the Wholesale Banking Management Committee. As well, the Committee approves the overall level of annual incentive compensation funding for CIBC and the allocations to its strategic business units.

12.	Board access to management and external advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

13.	Director orientation and continuing education

Quick facts

ð   During fiscal 2009, director education focused on accounting developments, risk management methodologies, Basel II, executive compensation and disclosure, pension governance and corporate governance trends

ð   Approximately 10.7% of agenda time was dedicated to director education during fiscal 2009. See the 2010 Management Proxy Circular for details on each committee’s director education during fiscal 2009

CIBC’s Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chair arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program is comprised of a combination of external course offerings; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair is responsible for coordinating continuous education programs at the Board level. Each Board Committee Chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, including a repository of policies and procedures affecting the operations of the Board and its committees.

14.	Management succession

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, the CFO and other key management positions.

The Management Resources and Compensation Committee reviews the succession plan of the CEO, CFO and other key management positions. In addition, the Audit Committee reviews the succession plan of the CFO and the Chief Auditor, and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key positions with the Board and the Management Resources and Compensation Committee at least once a year.

15.	Disclosure policy

Quick facts

ð   Only the CEO, CFO, Chair of the Board and certain members of management are authorized to speak for CIBC. Others require authorization by the CFO

ð   Find CIBC’s Disclosure policy at www.cibc.com

ð   CIBC has practices in place that achieve substantially the same results as the Canadian Coalition for Good Governance’s “Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors”

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s administration of CIBC’s Disclosure Policy, as well as any changes to that policy submitted to the Board for approval. The Board is responsible for reviewing CIBC’s overall communication strategy, as well as developing a framework for Board communication with stakeholders. Members of CIBC’s Board, the CEO and other senior executives have always had direct discussions with shareholders, shareholder advocacy groups and other investment community stakeholders about publicly disclosed and/or non-material information. In 2009, the Board enhanced and expanded its stakeholder communication framework to meet increasing stakeholder demands. The Chair of the Board’s meetings included additional stakeholders and discussed a broader agenda of governance topics, including executive compensation.

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16.	Annual performance evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment and to foster objectivity in the assessment process.

The assessment of the Board’s performance is based on feedback obtained from: 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development needs and peer feedback. The Chair of the Corporate Governance Committee has a similar one-on-one interview with the Chair of the Board to discuss the Chair of the Board’s performance. The assessment addresses performance of the Board, each Board committee, each Committee Chair, the Chair of the Board, the CEO and individual directors. A broad range of dimensions is covered, such as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and forms the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

17.	CIBC Code of Conduct and Code of Ethics for Directors

Quick facts

ð   Each year employees and directors certify they are familiar with the codes and adhere to them

ð   Find the CIBC Code of Conduct and Code of Ethics for Directors at www.cibc.com or www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to all employees, including both permanent and temporary employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code represents the minimum standards regarding employee conduct and CIBC’s obligations. The Code addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. A similar code applies to certain individuals who are not employees but who are contracted by CIBC to perform an equivalent role.

The Code of Ethics for Directors applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics for Directors addresses matters that are similar to those addressed in the CIBC Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics for Directors and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

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